B2GOLD CORP.
Consolidated Financial Statements
December 31, 2023 and 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of B2Gold Corp.

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of B2Gold Corp. and its subsidiaries (together, the Company) as of December 31, 2023 and 2022, and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for the years then ended in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting on page 29 of the 2023 Management's Discussion & Analysis. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Valuation of certain assets acquired and liabilities assumed in the acquisition of Sabina Gold & Silver Corp.
As described in Notes 6, 18 and 19 to the consolidated financial statements, on April 14, 2023, the Company obtained control of Sabina Gold & Silver Corp. (Sabina) for a total purchase price of $937 million. Management accounted for the acquisition as a purchase of assets. The purchase price was allocated based on the relative fair value of the assets acquired and liabilities assumed. Included in the assets acquired and liabilities assumed is the $740 million Goose Project mineral interest and a $174 million gold stream obligation. Management determined the fair value of the Goose Project mineral interest using a combination of a discounted cash flow model and a comparable market transactions approach. Management applied significant judgment in determining the fair value of the Goose Project mineral interest, which included the use of significant assumptions including reserves and resources, future production levels, operating and capital costs, a long-term gold price per ounce, the discount rate, and in-situ multiples. The fair value of the gold stream obligation was based on the value of the extinguishable portion plus the fair value of the gold stream obligation retained. The fair value of the gold stream obligation retained was calculated by management based on an income approach and a discounted cash flow model. Management applied significant judgment in determining the fair value of the gold stream obligation, which included significant assumptions including forward gold price curves, credit adjusted risk-free rates, and the timing of future gold deliveries which is based on the future production levels of the Goose Project. The Company’s estimated quantities of reserves and resources for the Goose Project are based on information prepared by qualified persons (management’s specialists).
The principal considerations for our determination that performing procedures relating to the valuation of certain assets acquired and liabilities assumed in the acquisition of Sabina is a critical audit matter are (i) the significant judgment required by management, including the use of management specialists, in developing the fair value estimate of the Goose Project mineral interest and gold stream obligation; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s significant assumptions for the Goose Project mineral interest related to reserves and resources, future production levels, operating and capital costs, a long-term gold price per ounce, the discount rate and in-situ multiples; iii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s significant assumptions for the gold stream obligation related to forward gold price curves, credit adjusted risk-free rates and the timing of future gold deliveries; and (iv) the audit effort involved the use of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s determination of the fair value of the Goose Project mineral interest and gold stream obligation from the acquisition of Sabina, including controls over the significant assumptions used in those management estimates. These procedures also included, among others, testing management’s process for determining the fair value of the Goose Project mineral interest and the gold stream obligation; evaluating the appropriateness of the valuation methods used; testing the completeness and accuracy of underlying data used in the respective models; and evaluating the reasonableness of the significant assumptions used by management. Evaluating the significant assumptions with respect to the long-term gold price per ounce and forward gold price curves involved evaluating whether these significant assumptions were reasonable considering: (i) the consistency with external market and industry data; and (ii) whether these significant assumptions were consistent with evidence obtained in other areas of the audit. The work of management’s specialists was used in performing the procedures to assess the reasonableness of the significant assumptions related to reserves and resources, future production levels, and operating and capital costs. As a basis for using this work, management’s specialists’ qualifications were understood and the Company’s relationship with management’s specialists was assessed. Evaluating the reasonableness of future operating and capital costs involved comparing them to historical results of comparable operating gold mines. The procedures performed also included evaluation of the methods and significant assumptions used by management’s specialists, tests of the data used by management’s specialists, and an evaluation of management’s specialists’ findings. Professionals with specialized skill and knowledge were used to assist in the evaluation of the reasonableness of the discount rate, in-situ multiples, forward gold price curves and credit adjusted risk-free rates.

Impairment of the Fekola Complex cash-generating unit (CGU)
As described in Notes 4 and 10 to the consolidated financial statements, during the year, management identified indicators of impairment for the Fekola Complex CGU, which consists of the Fekola Mine and Fekola Regional Properties. As a result, management has performed an impairment assessment on the Fekola Complex CGU. The carrying value of the CGU was compared to the CGU’s recoverable amount which was determined to be fair value less costs of disposal. Management concluded that the Fekola Complex CGU was impaired, resulting in an impairment of $206 million. Management estimated the recoverable amount using a discounted cash flow model. Management applied significant judgment in determining the recoverable amount of the Fekola Complex CGU, including the use of significant assumptions such as mineable mineralization including reserves and resources, future production levels, operating and capital costs, a long-term gold price and discount rates applicable to each of the Fekola Mine and Fekola Regional Properties. Management estimates mineable mineralization including reserves and resources based on information compiled by qualified persons (management’s specialists).

The principal considerations for our determination that performing procedures relating to the impairment test of the Fekola Complex CGU is a critical audit matter are (i) the significant judgment by management, including the use of management’s specialists, when estimating the recoverable amount of the Fekola Complex CGU; and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions, related to mineable mineralization including reserves and resources, future production levels, operating and capital costs, a long-term gold price and the discount rates for each of the Fekola Mine and Fekola Regional Properties. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment test, including controls over the determination of the recoverable amount of the Fekola Complex CGU. These procedures also included, among others, testing management’s process for determining the recoverable amount of the Fekola Complex CGU which included evaluating the appropriateness of the discounted cash flow model; testing the completeness and accuracy of underlying data used in the model; and evaluating the reasonableness of significant assumptions used by management. Evaluating management’s significant assumptions with respect to future production levels, operating and capital costs and long-term gold price involved evaluating whether these significant assumptions were reasonable considering: (i) the current and past performance of the Fekola Mine; (ii) the consistency with external market and industry data; and (iii) whether these significant assumptions were consistent with evidence obtained in other areas of the audit, as applicable. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of mineable mineralization including reserves and resources. As a basis for using this work, management's specialists’ qualifications were understood and the Company’s relationship with management's specialists was assessed. The procedures performed also included evaluating the methods and significant assumptions used by management's specialists, testing of the data used by management's specialists, and evaluating management's specialists’ findings. Professionals with specialized skill and knowledge were used to assist in the evaluation of the reasonableness of the discount rates.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada
February 21, 2024

We have served as the Company’s auditor since 2007.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars, except shares and per share amounts)

	2023	2022

Gold revenue	$1,934,272	$1,732,590

Cost of sales
Production costs (Note 23)	(616,197)	(626,526)
Depreciation and depletion	(402,371)	(383,852)
Royalties and production taxes	(135,703)	(117,968)
Total cost of sales	(1,154,271)	(1,128,346)

Gross profit	780,001	604,244

General and administrative	(62,364)	(54,479)
Share-based payments (Note 15)	(20,921)	(24,843)
(Impairment) reversal of impairment of long-lived assets (Note 10)	(322,148)	909
Write-down of mining interests (Note 10)	(19,905)	(12,366)
Foreign exchange losses	(16,020)	(10,054)
Share of net income of associates (Note 11)	19,871	10,183
Restructuring charges (Note 10)	(12,151)	—
Community relations	(5,205)	(2,738)
Loss on sale of mining interest (Note 10)	—	(2,804)
Other expense	(13,761)	(5,655)
Operating income	327,397	502,397

Interest and financing expense	(13,925)	(10,842)
Interest income	18,519	11,964
Change in fair value of gold stream (Note 6 and Note 18)	(12,300)	—
Gains on derivative instruments (Note 17)	4,699	18,969
Other (expense) income	(4,057)	8,129
Income from operations before taxes	320,333	530,617

Current income tax, withholding and other taxes (Note 20)	(290,081)	(247,811)
Deferred income tax recovery (Note 20)	11,336	3,917
Net income	$41,588	$286,723

Attributable to:
Shareholders of the Company	$10,097	$252,873
Non-controlling interests (Note 16)	31,491	33,850
Net income	$41,588	$286,723

Earnings per share (attributable to shareholders of the Company) (Note 15)
Basic	$0.01	$0.24
Diluted	$0.01	$0.24

Weighted average number of common shares outstanding (in thousands) (Note 15)
Basic	1,232,092	1,064,259
Diluted	1,237,404	1,071,004
See accompanying notes to consolidated financial statements.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars)

	2023	2022

Net income	$41,588	$286,723

Other comprehensive income (loss)
Items that will not be subsequently reclassified to net income:
Unrealized gain (loss) on investments (Note 9)	20,613	(9,570)
Other comprehensive income (loss)	20,613	(9,570)

Total comprehensive income	$62,201	$277,153

Other comprehensive income (loss) attributable to:
Shareholders of the Company	$20,613	$(9,570)
Non-controlling interests	—	—
	$20,613	$(9,570)
Total comprehensive income attributable to:
Shareholders of the Company	$30,710	$243,303
Non-controlling interests	31,491	33,850
	$62,201	$277,153
See accompanying notes to consolidated financial statements.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars)

	2023	2022
Operating activities
Net income	$41,588	$286,723
Mine restoration provisions settled (Note 14)	(2,297)	(793)
Non-cash charges, net (Note 21)	794,961	425,944
Changes in non-cash working capital (Note 21)	(6,538)	(48,604)
Changes in long-term supplies inventory (Note 8)	(18,537)	—
Changes in long-term value added tax receivables	(94,724)	(67,472)
Cash provided by operating activities	714,453	595,798

Financing activities
Extinguishment of gold stream and construction financing obligations (Note 6)	(111,819)	—
Revolving credit facility draw downs (Note 13)	150,000	—
Revolving credit facility transaction costs	(3,296)	(2,401)
Repayment of equipment loan facilities (Note 13)	(13,301)	(19,802)
Interest and commitment fees paid	(4,582)	(4,456)
Cash proceeds from stock option exercises (Note 15)	12,854	14,276
Dividends paid (Note 15)	(186,724)	(170,635)
Principal payments on lease arrangements (Note 13)	(6,189)	(6,616)
Distributions to non-controlling interest (Note 16)	(34,316)	(30,331)
Other	4,863	8,680
Cash used by financing activities	(192,510)	(211,285)

Investing activities
Expenditures on mining interests:
Fekola Mine	(298,942)	(117,622)
Masbate Mine	(30,142)	(39,528)
Otjikoto Mine	(61,063)	(79,096)
Goose Project	(282,338)	—
Fekola Regional Properties, pre-development	(55,975)	(26,309)
Gramalote Project	(6,380)	(15,887)
Other exploration (Note 21)	(76,005)	(63,629)
Cash acquired on acquisition of Sabina Gold & Silver Corp. (Note 6)	38,083	—
Transaction costs paid on acquisition of Sabina Gold & Silver Corp. (Note 6)	(6,672)	—
Purchase of long-term investment (Note 9)	(33,282)	—
Cash paid for acquisition of Gramalote Property interest (Note 10)	(20,393)	—
Funding of reclamation accounts	(6,541)	(6,746)
Cash paid for purchase of non-controlling interest (Note 10)	(6,704)	(3,336)
Deferred consideration received (Note 10)	3,850	45,000
Loan to associate (Note 12)	(2,458)	(5,000)
Cash paid for acquisition of Bakolobi Property (Note 10)	—	(48,258)
Cash paid for acquisition of Oklo Resources Limited (Note 10)	—	(21,130)
Cash acquired on acquisition of Oklo Resources Limited (Note 10)	—	1,415
Cash paid on exercise of mineral property option (Note 10)	—	(7,737)
Other	(377)	(919)
Cash used by investing activities	(845,339)	(388,782)

Decrease in cash and cash equivalents	(323,396)	(4,269)

Effect of exchange rate changes on cash and cash equivalents	(21,655)	(16,784)
Cash and cash equivalents, beginning of year	651,946	672,999
Cash and cash equivalents, end of year	$306,895	$651,946

Supplementary cash flow information (Note 21)
See accompanying notes to consolidated financial statements.

B2GOLD CORP.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)

	As at	As at
	December 31,	December 31,
	2023	2022
Assets
Current
Cash and cash equivalents	$306,895	$651,946
Accounts receivable, prepaids and other (Note 7)	27,491	28,811
Deferred consideration receivable (Note 10)	—	3,850
Value-added and other tax receivables	29,848	18,533
Inventories (Note 8)	346,495	332,031
	710,729	1,035,171

Long-term investments (Note 9)	86,007	31,865
Value-added tax receivables	199,671	121,323
Mining interests (Note 10)	3,563,490	2,274,730
Investment in associates (Note 11)	134,092	120,049
Long-term stockpile (Note 8)	56,497	48,882
Long-term supplies inventory (Note 8)	43,571	—
Other assets (Note 12)	63,635	49,213
Deferred income taxes (Note 20)	16,927	—
	$4,874,619	$3,681,233
Liabilities
Current
Accounts payable and accrued liabilities	$167,117	$114,791
Current income and other taxes payable	120,679	95,623
Current portion of long-term debt (Note 13)	16,256	15,519
Current portion of mine restoration provisions (Note 14)	3,050	5,545
Other current liabilities	6,369	2,138
	313,471	233,616

Long-term debt (Note 13)	175,869	41,709
Gold stream obligation (Note 18)	139,600	—
Mine restoration provisions (Note 14)	104,607	95,568
Deferred income taxes (Note 20)	188,106	182,515
Employee benefits obligation	19,171	8,121
Other long-term liabilities	23,820	7,915
	964,644	569,444
Equity
Shareholders’ equity
Share capital (Note 15)	3,454,811	2,487,624
Contributed surplus	84,970	78,232
Accumulated other comprehensive loss	(125,256)	(145,869)
Retained earnings	395,854	588,139
	3,810,379	3,008,126
Non-controlling interests (Note 16)	99,596	103,663
	3,909,975	3,111,789
	$4,874,619	$3,681,233
Commitments (Note 25)
Subsequent event (Note 26)

Approved by the Board	"Clive T. Johnson"	Director	"Lisa M. Pankratz"	Director
See accompanying notes to consolidated financial statements.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars)

	2023
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Non- controlling interests	Total equity

Balance at December 31, 2022	1,074,695	$2,487,624	$78,232	$(145,869)	$588,139	$103,663	$3,111,789

Net income	—	—	—	—	10,097	31,491	41,588
Shares and replacement options issued on acquisition of Sabina Gold & Silver Corp. (Note 6)	216,452	925,375	5,075	—	—	—	930,450
Dividends (Note 15)	4,005	11,833	1,258	—	(200,116)	—	(187,025)
Unrealized gain on investments	—	—	—	20,613	—	—	20,613
Shares issued on exercise of stock options (Note 15)	5,063	12,854	—	—	—	—	12,854
Shares issued on vesting of RSUs (Note 15)	1,440	5,988	(5,988)	—	—	—	—
Shares issued on vesting of PSUs (Note 15)	741	5,658	(8,603)	—	—	—	(2,945)
Transactions with non-controlling interests (Note 10 and Note 16)	—	—	—	—	(2,266)	(35,558)	(37,824)
Share-based payments (Note 15)	—	—	20,475	—	—	—	20,475
Transfer to share capital on exercise of stock options	—	5,479	(5,479)	—	—	—	—

Balance at December 31, 2023	1,302,396	$3,454,811	$84,970	$(125,256)	$395,854	$99,596	$3,909,975

	2022
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Non- controlling interests	Total equity

Balance at December 31, 2021	1,056,334	$2,422,184	$67,028	$(136,299)	$507,381	$100,713	$2,961,007
Net income	—	—	—	—	252,873	33,850	286,723
Dividends (Note 15)	—	—	1,163	—	(172,086)	—	(170,923)
Unrealized loss on investments	—	—	—	(9,570)	—	—	(9,570)
Shares issued on exercise of stock options (Note 15)	4,955	14,276	—	—	—	—	14,276
Shares issued on vesting of RSUs (Note 15)	2,663	10,015	(10,015)	—	—	—	—
Shares issued on acquisition of Oklo Resources Limited (Note 10)	10,743	35,658	—	—	—	—	35,658
Transactions with non-controlling interests (Note 16)	—	—	—	—	(29)	(30,900)	(30,929)
Share-based payments (Note 15)	—	—	25,547	—	—	—	25,547
Transfer to share capital on exercise of stock options	—	5,491	(5,491)	—	—	—	—

Balance at December 31, 2022	1,074,695	$2,487,624	$78,232	$(145,869)	$588,139	$103,663	$3,111,789
See accompanying notes to consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

1Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with three operating mines: the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia, and a fourth project, the Goose Project, under construction in Canada. The Company had a 50% joint operation interest in the Gramalote gold project in Colombia (the "Gramalote Project"). On October 5, 2023, the Company acquired the remaining 50% of the Gramalote Project (Note 10). As at December 31, 2023, the Company held an approximately 24% interest in Calibre Mining Corp. ("Calibre") and an approximately 19% interest in BeMetals Corp. ("BeMetals"). Subsequent to December 31, 2023, on January 24, 2024, the Company's interest in Calibre was diluted to approximately 15% (Note 11). In addition, the Company has a portfolio of evaluation and exploration assets in a number of countries including Mali and Finland.

On April 14, 2023, the Company obtained control of Sabina Gold & Silver Corp. ("Sabina"), resulting in the acquisition of the 100% owned Back River Gold District, including the Goose Project, located in Nunavut, Canada (Note 6).

B2Gold is a public company listed on the Toronto Stock Exchange (the "TSX") under the symbol “BTO”, the NYSE American LLC exchange under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

2Basis of preparation

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”). These consolidated financial statements were authorized for issue by the Board of Directors on February 21, 2024.

3Recent accounting pronouncements

Pronouncements implemented

Amendments to IAS 12, Income taxes

In May 2023, the International Accounting Standards Board issued amendments to IAS 12, Income taxes, to clarify the application to income taxes arising from tax law enacted or substantively enacted related to the Pillar Two model rules published by the Organization for Economic Co-operation and Development (OECD). The amendments require a mandatory temporary exception which prohibits the accounting for deferred taxes arising from tax law that implements the Pillar Two model rules. These amendments were effective immediately upon their release. The amendments also require disclosures that explain an entity's exposure to Pillar Two income taxes. These disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2023. The Company has applied the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12.

In August 2023, Finance Canada released, for public consultation, the draft legislation to implement the OECD's Pillar Two global minimum tax regime. Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions in which the Company operates. The legislation will be effective for the Company's financial year beginning January 1, 2024.

The Company has performed an assessment of its potential exposure to Pillar Two income taxes. This assessment is based on the most recent information available regarding the financial performance of the constituent entities of the consolidated group. Based on the assessment performed, the Company does not expect any material exposure to Pillar Two top-up taxes.

4Summary of material accounting policies

The material accounting policies used in the preparation of these financial statements are as follows:

Principles of consolidation

The financial statements of the Company consolidate the accounts of B2Gold and its subsidiaries. All intercompany transactions, balances, and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The Company’s most significant wholly-owned and partially owned subsidiaries are presented below:

		% interest

-	Fekola SA (“Fekola Mine”)	80
-	B2Gold Namibia (Pty) Ltd. (“Otjikoto Mine”)	90
-	Philippines Gold Processing & Refining Corporation (“Masbate Mine”)	100
-	Filminera Resources Corporation ("Masbate Mine")	40
-	B2Gold Back River Corp ("Goose Project")	100
-	Gramalote Limited ("Gramalote Project")	100

Subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is obtained by B2Gold and are de-consolidated from the date that control ceases.

The Company holds its interest in the Masbate Gold Project (which operates the Masbate Mine) through two indirectly-owned subsidiaries. B2Gold has a 100% interest in Philippines Gold Processing & Refining Corporation (“PGPRC”) and a 40% interest in Filminera Resources Corporation (“FRC”). The remaining 60% interest in FRC is held by a Philippines-registered company that is owned by a Philippine shareholder. The Company consolidates the Masbate Gold Project as a result of its ownership interests and the contractual relationship between the entities. FRC owns the majority of the Masbate Gold Project tenements. PGPRC owns the process plant and is responsible for the sale of all gold. PGPRC and FRC have a contractual relationship, which includes PGPRC purchasing all of the ore production from FRC at a price equal to the cost for the ore plus a predetermined margin. For accounting purposes, this contractual relationship gives the Company control to consolidate FRC.

The Company's interest in Calibre and BeMetals are accounted for as investment in associates (Note 11). The Company does not control these entities, but does exert significant influence over their operations. The Company accounts for its interest in these associates using the equity method.

The Company established a trust arrangement under its Incentive Plan (Note 15) for the benefit of its directors, officers, employees and service providers. The Company consolidates this trust as it has the power to control its financial and operating policies and obtain the benefits from its activities.

Investments in joint arrangements and associates

A joint arrangement is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The Company considers whether a joint arrangement is a joint operation or joint venture. The parties to a joint operation have the rights to the underlying assets and are exposed to the underlying liabilities of the joint arrangement. The Company accounts for investment in joint operations by recognizing its share of the operations underlying assets, liabilities, revenues and expenses. The parties to a joint venture have an interest in the underlying net assets of the joint arrangement. Investments in joint ventures are accounted for using the equity method. The equity method involves recording the initial investment at cost. Additional funding into an investee is recorded as an increase in the carrying value of the investment. The carrying amount is adjusted by the Company’s share of post-acquisition net income or loss, dilution gains or losses (resulting from changes in ownership interest), depreciation or amortization.

An associate is an entity over which the Company has significant influence, but not control. Investments in associates are also accounted for using the equity method.

Business combinations

A business combination requires that the assets acquired and liabilities assumed constitute a business. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing goods or services to customers, generating investment income (such as dividends or interest) or generating other income from ordinary activities. A business consists of inputs and processes applied to those inputs that have the ability to create outputs.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business as the Company considers other factors to determine whether the set of activities or assets is a business.

The Company has an option to apply a ‘concentration test’ to assess whether an acquired set of activities and assets are not a business. If substantially all of the fair value of the gross assets acquired are concentrated in a single, identifiable asset or group of similar identifiable assets, the concentration test is met, and the transaction is accounted for as an asset acquisition. In such cases, the acquirer identifies and recognizes the individual identifiable assets acquired and liabilities assumed. The cost of the net assets is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction or event will not give rise to goodwill. Acquisition-related costs in an asset acquisition are recognized as part of the cost of the assets acquired.

Business combinations are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill. Non-controlling interest in an acquisition may be measured at either fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s net identifiable assets.

The excess of (i) total consideration transferred by the Company, measured at fair value, including contingent consideration, and (ii) the non-controlling interests in the acquiree, over the acquisition-date fair value of the net of the assets acquired and liabilities assumed, is recorded as goodwill. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the Consolidated Statement of Operations.

Should the consideration be contingent on future events, the cost of the acquisition recorded includes management’s best estimate of the fair value of the contingent amounts expected to be payable. Provisional fair values allocated at the reporting date are finalized within one year of the acquisition date with retroactive restatement to the acquisition date as required.

Transaction costs, other than those associated with the issue of debt or equity securities, which the Company incurs in connection with a business combination, are expensed as incurred.

Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the group's entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in United States dollars, which is the Company’s presentation currency. The Company’s mining operations operate within an economic environment where the functional currency is the United States dollar. References to "$" or "US$" are to United States dollars, while references to "Cdn. $" are to Canadian dollars and "Aus. $" are to Australian dollars.

Transactions and balances

Transactions denominated in foreign currencies are translated into the United States dollar as follows:

•Monetary assets and liabilities are translated at the rates of exchange at the Consolidated Balance Sheet date;
•Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date;
•Revenue and expenses are translated at the exchange rate at the date of the transaction, except depreciation, depletion and amortization, which are translated at historical exchange rates, and share-based compensation expense, which is translated at the rates of exchange applicable at the date of grant of the share-based compensation; and
•Exchange gains and losses on translation are included in earnings. When the gain or loss on certain non-monetary items, such as long-term investments classified as fair value through other comprehensive income (“OCI”) is recognized in OCI, the translation differences are also recognized in OCI.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Group companies

For any subsidiaries or joint ventures whose functional currency differs from the United States dollar, balances and transactions are translated into the United States dollar as follows:

•Assets and liabilities are translated at the rates of exchange at the Consolidated Balance Sheet date;
•Revenue and expenses are translated at average exchange rates throughout the reporting period or at rates that approximate the actual exchange rates; items such as depreciation are translated at the monthly average exchange rate; and
•Exchange gains and losses on translation are included in OCI.

The exchange gains and losses are recognized in earnings upon the substantial disposition, liquidation or closure of the entity that gave rise to such amounts.

Financial instruments

The Company recognizes financial assets and liabilities on the Consolidated Balance Sheet when the Company becomes party to the contractual provisions of the instrument.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are classified as financial assets and subsequently measured at amortized cost.

Accounts receivable, accounts payable and accrued liabilities

Accounts receivable, accounts payable and accrued liabilities are non-interest bearing. Accounts receivable are classified as financial assets and accounts payable and accrued liabilities are classified as financial liabilities. They are initially measured at fair value and subsequently recorded at amortized cost, which approximates fair value due to the short term to maturity. Accounts receivable are net of expected credit losses.

Long-term investments

Equity investments in entities that are not subsidiaries, joint ventures or investments in associates are classified as fair value through profit and loss ("FVTPL") unless they are irrevocably designated, on an individual basis, as fair value through other comprehensive income ("FVOCI"). These investments are measured at fair value on acquisition and at each reporting date. Any unrealized holding gains and losses related to long-term investments designated as FVOCI are excluded from net earnings and are included in OCI. Upon disposal, any accumulated gains and losses remain in equity.

Lease liabilities

Lease liabilities are interest bearing and are initially measured at the present value and subsequently recorded at amortized cost.

Debt

The Company initially recognizes all financial liabilities at fair value and classifies them as subsequently measured at either FVTPL or amortized cost, as appropriate. For debt subsequently measured at amortized cost, the effective interest rate method is used. Debt classified as FVTPL is measured at fair value on each financial period-end date with gains and losses flowing through the Consolidated Statement of Operations. For debt that is optionally classified as FVTPL, the part of the fair value change related to the Company’s own credit risk is recorded in OCI rather than the Consolidated Statement of Operations.

Derivative instruments

Derivative instruments, including embedded derivatives, are recorded at FVTPL and accordingly recorded at fair value on the Consolidated Balance Sheet with changes in the fair value being recognized as gains or losses in the Consolidated Statement of Operations. Fair values for derivative instruments are determined using valuation techniques, using assumptions based on market conditions existing at the balance sheet date.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Impairment of financial assets held at amortized cost

At each reporting date, the Company measures the loss allowance for financial assets held at amortized cost at an amount equal to the lifetime expected credit losses if the credit risk on the financial assets has increased significantly since initial recognition. If at the reporting date, the credit risk on the financial assets has not increased significantly since initial recognition, the Company measures the loss allowances for the financial assets at an amount equal to twelve month expected credit losses.

Derecognition of financial assets

Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. Gains and losses on derecognition of financial assets classified as FVTPL or amortized cost are recognized within other non-operating income. Accumulated gains or losses on financial assets classified as FVOCI remain within accumulated other comprehensive income.

Inventories

Gold and silver bullion, in-process and stockpile inventories are recorded at the lower of average cost and net realizable value. The cost of finished goods and work-in-progress comprises raw materials, direct labour, and other direct costs, as well as stripping in the production stage and related production overheads (based on normal operating capacity) including applicable depreciation on property, plant and equipment. Net realizable value is the estimated selling price less applicable selling expenses and cost to complete.

When inventories have been written down to net realizable value, a new assessment of net realizable value is made in each subsequent period. If the circumstances that caused the write down no longer exist, the amount of the write down on inventory not yet sold is reversed.

Materials and supplies inventories are valued at the lower of average cost and net realizable value. Cost includes acquisition, freight and other directly attributable costs.

Mining interests

Mining interests include property, plant and equipment, mineral properties, construction-in-progress (including mine development costs), deferred stripping, exploration and evaluation expenditures, capitalized borrowing costs, and impairment.

Mineral property costs

Mineral property (including mine development costs) are stated at cost less accumulated depreciation and impairment losses. When production commences, these costs are amortized using the UOP method, based on recoverable ounces from the estimated proven and probable reserves plus a portion of measured and indicated resources that are reasonably expected to be converted to proven and probable reserves.

Capitalization of mine development costs to construction-in-progress ceases when the mine is capable of operating in the manner intended by management. The Company applies judgement in its assessment of when a mine is capable of operating in the manner intended by management which takes account of the design of the mine and the nature of the initial commissioning phase of the mine.

In accordance with the amendments to IAS 16, Property, plant and equipment, for new mines commissioned on or after January 1, 2022, revenues and the associated cost of production for any items produced during the commissioning phase are recognized in the Consolidated Statement of Operations.

Non-recoverable costs for projects determined not to be commercially feasible are expensed in the period in which the determination is made or when the carrying value of the project is determined to be impaired.

Deferred stripping

Deferred stripping costs are included as a component of mineral property costs. Stripping incurred during the production phase of a mine are considered production costs and are included in the cost of inventory produced during the period in which stripping costs are incurred, unless the stripping activity can be shown to be a betterment of the mineral property. Betterment occurs when stripping activity increases future output of the mine by providing access to additional reserves.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Stripping costs incurred to provide access to the ore body for extraction are capitalized as mineral property costs and are amortized on a UOP basis over the reserves and resources to which they relate.

Construction-in-progress

Qualifying assets in the course of construction are capitalized as construction-in-process until the asset is substantially complete and ready for its intended use, at which time, it is transferred to the appropriate category of mineral property or buildings, plant and equipment and depreciation commences.

Buildings, plant and equipment

Buildings, plant and equipment are recorded at cost. Repairs and maintenance expenditures are charged to operating costs; major improvements and replacements which extend the useful life of an asset are capitalized to the cost of the asset. Buildings, plant and equipment are amortized over the life of the mine using the units-of-production (“UOP”) method based on the recoverable ounces from the estimated proven and probable reserves and a portion of the measured and indicated resources that are reasonably expected to be converted to proven and probable reserves. Mobile equipment, tailings dams and other equipment are depreciated on a straight-line basis over three to six years as appropriate, net of residual value. The Company allocates the amount initially recognized in respect of an item of buildings, plant and equipment to its significant components and depreciates separately each component part. Residual values, method of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.

Exploration and Evaluation Expenditures

The Company defers the cost of acquiring, maintaining its interest in, exploring and evaluating a mineral property as exploration and evaluation until a decision to construct, abandon or sell the property is made. Once the technical feasibility and commercial viability of the extraction of mineral reserves or resources from a particular mineral property has been determined, exploration and evaluation expenditures are reclassified to “mineral property costs”. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. Exploration costs that do not relate to any specific property are expensed as incurred.

The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, such as but not limited to:

•The extent to which mineral reserves or mineral resources have been identified through a feasibility study or similar level document;
•The results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study;
•The status of environmental permits; and
•The status of mining leases or permits.

In addition, commercial viability is deemed to be achieved when the Company determines that the project will provide a satisfactory return relative to its perceived risks. Ore reserves and resources may be declared for an undeveloped mining project before its commercial viability has been fully determined. Evaluation costs may continue to be capitalized during the period between declaration of reserves and approval to mine as further work is undertaken in order to refine the development case to maximize the project’s returns.

Borrowing costs

Borrowing costs attributable to the construction of qualifying assets, which take a substantial period of time to make ready for their intended use, are added to the cost of the assets until such time as the assets are substantially complete and ready for their intended use. The amount of borrowing costs capitalized cannot exceed the actual amount of borrowing costs incurred in a period. All other borrowing costs are expensed in the period in which they are incurred.

Impairment and reversals of impairment

The carrying amounts of long-lived assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of the impairment. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount and is recorded as an expense in the Consolidated Statement of Operations.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The recoverable amount is the higher of an asset’s “fair value less costs of disposal” ("FVLCD") and “value-in-use”. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit ("CGU") to which the asset belongs is determined. FVLCD is determined as the amount that would be obtained from the sale of the asset less costs of disposal in an arm’s length transaction between knowledgeable and willing parties. For mining assets this would generally be determined based on the present value of the estimated future cash flows arising from the continued development, use or eventual disposal of the asset. In assessing these cash flows and discounting them to the present value, assumptions used are those that an independent market participant would consider appropriate. In assessing “value-in-use”, the estimated future cash flows expected to arise from the continuing use of the assets in their present form and from their disposal are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset.

Impairment losses are evaluated for potential reversals when events or circumstances warrant such consideration. Where an impairment loss is subsequently reversed, the amount of such reversal is limited such that the revised carrying amount of the asset or CGU does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in the prior years. A reversal of an impairment loss is recognized into earnings immediately.

Leases

At the inception of a contract, to determine if it contains a lease, the Company assesses whether it conveys the right to control and obtain substantially all of the economic benefits of an identified asset, for a period of time, in exchange for consideration. Where a contract contains a lease, the Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease.

The right-of-use asset is measured at cost less any accumulated depreciation and impairment losses and may be adjusted for any remeasurement of the lease liability. Cost is the amount of the initial lease liability plus any initial direct costs incurred and any lease payments made at or before the commencement date less any incentives received.

The right-of-use assets are included in the cost of property, plant and equipment for the associated mining interest on the Consolidated Balance Sheet. They are depreciated, in accordance with the Company's existing accounting policy, over the shorter of the lease term or the life of the asset.

The lease liability is initially measured at the present value of future lease payments discounted at the interest rate implicit in the contract. If the implicit rate cannot be determined, the incremental borrowing rate over a similar term and with similar security for the funds necessary to obtain an asset of similar value in a similar economic environment is used. The lease payments include fixed payments less any incentives receivable, variable lease payments that depend on an index or rate and amounts expected to be paid under residual value guarantees. Where the lease contains an extension or purchase option, the costs associated with the option are included if it is reasonably expected to be exercised by the Company.

Thereafter, the amount of the lease liability is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of the lease liability is remeasured to reflect any modifications to the contract terms. Lease liabilities are presented as a component of debt on the Consolidated Balance Sheet.

The Company has elected not to recognize right-of-use assets and lease liabilities for contracts that have a lease term of 12 months or less or are for the use of low value assets. These contracts are recognized as an expense in the Consolidated Statement of Operations in the period the cost is incurred. In addition, for certain asset classes, the Company has elected to treat both lease and non-lease components as a single lease component for the purposes of applying IFRS 16, Leases.

Mine restoration provisions

Future obligations to retire an asset including site closure, dismantling, remediation and on-going treatment and monitoring are initially recognized and recorded as a liability based on estimated future cash flows discounted at a risk free rate. The measurement determination is based on estimated future cash flows, the current risk-free discount rate, and an estimated inflation factor. The value of restoration provisions is adjusted at each reporting period for changes to factors including the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the risk-free interest rate. The liability is added to the carrying amount of the associated asset, and this additional carrying amount is depreciated over the life of the asset. The liability is accreted to full value over time through periodic charges to earnings. This unwinding of the discount is expensed in the Consolidated Statement of Operations. As reclamation work is performed or liabilities are otherwise settled, the recorded amount of the liability is reduced.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Share-based payments

The cost of stock options and other equity-settled share-based payment arrangements, including restricted share units and performance share units, is recorded based on the estimated fair-value at the grant date and charged to earnings over the vesting period.

The Company grants stock options to certain employees and directors. Each tranche is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period by a charge to earnings, with a corresponding increase to contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

The Company grants performance share units to certain officers and employees. Each tranche is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using a risk neutral Monte Carlo simulation based on a correlated Geometric Brownian Motion. Compensation expense is recognized over the tranche’s vesting period by a charge to earnings, with a corresponding increase to contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

Cash settled share-based payment arrangements, including deferred share units and restricted phantom units are measured at fair value using the market value of the underlying shares on the date of issuance. The liability is then remeasured at market value on each reporting date until settlement with any gains or losses flowing through share-based payments expense.

Current and deferred income taxes

Income tax comprises current and deferred tax. Income tax is recognized in the Consolidated Statement of Operations except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity. Taxes on income in interim periods are recorded using the tax rate that would be applicable to expected annual profit.

Current tax is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period.

Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset or liability is reversed. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. As an exception, deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill, or an asset or liability in a transaction (other than in a business combination) that affects neither accounting profit nor taxable profit.

Deferred income tax assets and liabilities are presented as non-current.

Revenue

Gold revenue is recognized when it is probable that the economic benefits will flow to the Company, delivery has occurred, the sales price is reasonably determinable and collectability is reasonably assured. These criteria are generally met at the time the product is delivered to the customer and, depending on the delivery conditions, title and the risks and rewards of ownership have passed to the customer and acceptance of the product, when contractually required, has been obtained. Gold revenue is measured based on the price specified in the sales contract at the time of sale.

Silver revenue is accounted for as a by-product and is recorded as a credit to operating costs.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Earnings per share

Basic earnings per share is calculated by dividing the net income for the year attributable to shareholders of the Company by the weighted average number of common shares outstanding during the year.

Diluted earnings per share reflects the potential dilution from common share equivalents on the weighted average number of common shares outstanding during the year if the resulting shares would be dilutive. For stock options, the potential dilutive impact is calculated using the treasury share method whereby all “in-the-money” options are assumed to have been exercised at the beginning of the year and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period.

5Significant accounting judgements and estimates

The preparation of these financial statements in conformity with IFRS requires judgements and estimates that affect the amounts reported. Those judgements and estimates concerning the future may differ from actual results. The following are the areas of accounting policy judgement and accounting estimates applied by management that most significantly affect the Company’s financial statements, including those areas of estimation uncertainty that could result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Areas of judgement

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts, of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Assessment of impairment and reversal of impairment indicators for long-lived assets

The Company applies significant judgement in assessing whether there are indicators of impairment or impairment reversal present that give rise to the requirement to conduct an impairment test. Internal and external factors such as significant changes in the use of the asset, legal and permitting factors, future gold prices, operating and capital cost forecasts, quantities of mineral reserves and resources, and movements in market interest rates are used by management in determining whether there are any indicators.

During the year, the Company identified indicators of impairment on the Fekola Complex CGU, consisting of the Fekola Mine and Fekola Regional Properties, as well as the Gramalote Project. As a result, these assets were tested for impairment (Note 10).

Capitalization of exploration and evaluation expenditures

The application of the Company’s accounting policy for capitalization of exploration and evaluation expenditures requires judgement in determining whether the future economic benefit is likely, either through future exploitation or sale, where properties have not reached a stage which permits a reasonable assessment of the existence of reserves. The deferral policy requires management to make certain judgements about future events or circumstances, in particular whether an economically viable mine can be established. Judgement is applied in the determination of whether any impairment indicators exist at each reporting date giving consideration to factors including mining title expiration dates, budgeted expenditures, discontinuation of activities in any area, and evaluation of any data which would indicate that the carrying amount of exploration and evaluation assets is not recoverable. If new information becomes available suggesting that the recovery of the carrying amount of exploration and evaluation assets is unlikely, the amount capitalized is written off in the Consolidated Statement of Operations in the period when the new information becomes available.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Determination of control or significant influence over investees

The assessment of whether the Company has a significant influence or control over an investee requires the application of judgement when assessing factors that could give rise to a significant influence or control. Factors evaluated when making a judgement of control or significant influence over an investee include, but are not limited to, ownership percentage, representation on the board of directors, participation in the policy-making process, material transactions and contractual arrangements between the Company and the investee, interchange of managerial personnel, provision of essential technical information and potential voting rights. In evaluating these factors, the Company determines the level of influence over the investee the Company has. Changes in the Company's assessment of the factors used in determining if control or significant influence exists over an investee would impact the accounting treatment of the investment in the investee.

Business combinations and asset acquisitions

The assessment of whether an acquisition meets the definition of a business or whether it is a purchase of assets is a key area of judgment. If deemed to be a business combination, the acquisition method requires acquired assets and liabilities assumed to be recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill. Where an acquisition involves a purchase of assets the purchase price is allocated to the assets acquired and liabilities assumed based on their relative fair value and no goodwill arises on the transaction. The acquisition of Sabina was determined to be a purchase of assets (Note 6).

Sources of estimation uncertainty

Fair value of financial instruments

The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. In determining the fair value of the gold stream obligation (Note 6), the Company makes significant assumptions that are based on the underlying models and the market conditions existing at both initial recognition and the end of each reporting period.

Mineral reserve and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological assessments to interpret the data. The estimation of recoverable mineral reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions made in estimating the size, and grade of the ore body. Changes in the mineral reserve or mineral resource estimates may impact the carrying value of mining interests, mine restoration provisions, the gold stream obligation, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of CGUs for long-lived asset requires management to make estimates and assumptions that include such factors as mineable mineralization including reserves and resources, future production levels, operating and capital costs, application of royalty, income tax and mining tax rates, future metal prices and discount rates. The Company also assesses whether stability provisions under its 2012 Mali Mining Convention continue to apply to its exploration and exploitation permits. Changes in any of these assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Value-added tax receivables includes amounts for the Fekola Mine of $137 million (2022 - $77 million), for the Masbate Mine of $45 million (2022 – $37 million), and for the Gramalote Project of $18 million (2022 - $7 million).

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, metal prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. The availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.

6Acquisition of Sabina

On April 19, 2023, the Company completed the acquisition of all of the issued and outstanding common shares of Sabina (the “Transaction”), resulting in the acquisition of the 100% owned Back River Gold District, including the Goose Project, located in Nunavut, Canada. The acquisition has been accounted for as a purchase of assets as the Company concluded that it did not acquire processes that could develop the acquired inputs into an operating mine. For accounting purposes, it was determined that B2Gold obtained control of Sabina on April 14, 2023, which is the date when the Transaction was irrevocably approved by the Supreme Court of British Columbia, giving the Company the ability to direct the use of the net assets acquired.

The purchase price of the acquisition was approximately $937 million, consisting of the fair value of B2Gold shares issued of $925 million, based on the issuance of 216,451,555 B2Gold shares at Cdn. $5.72 per share and a foreign exchange rate of Cdn. $1.3379 to $1, the fair value of B2Gold replacement stock options of $5 million (3,342,413 equivalent stock options for B2Gold common shares), plus B2Gold transaction costs of $7 million. The replacement stock options have been valued using the Black-Scholes option pricing model based on a risk-free annual interest rates ranging from 3.6% to 3.8%, an expected volatility of between 33% and 50%, an expected average life of up to 3.2 years and a dividend yield of 3.7%.

The purchase price was calculated as follows:

$

Common shares issued (216,451,555 common shares)	925,375
Fair value of B2Gold replacement stock options	5,075
Transaction costs	6,672
Total purchase price	937,122

The purchase price was allocated based on the relative fair value of the assets acquired and liabilities assumed as follows:

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

$

Cash and cash equivalents	38,083
Accounts receivable, prepaids and other	816
Value added and other tax receivables	2,637
Mining interest - Construction-in-progress - Goose Project	1,050,326
Mining interest - Buildings, plant & equipment	33,921
Mining interest - Exploration & Evaluation Asset - Hackett River Royalty	64,540
Mining interest - Exploration & Evaluation Assets - Other	28,533
Other assets	15,738
Accounts payable and accrued liabilities	(41,344)
Current portion of long-term debt	(3,770)
Construction financing obligations	(65,419)
Gold stream obligation	(173,700)
Long-term debt	(6,716)
Mine restoration provision	(3,436)
Other long-term liabilities	(3,087)
937,122

The purchase price was allocated to the assets acquired and liabilities assumed in accordance with their relative fair value. Included within Mining interest - Construction-in-progress is the Goose Project mineral interest. The value of the Goose Project mineral interest of $740 million was determined using a combination of a discounted cash flow model and a comparable market transactions approach which required the use of significant assumptions that included reserves and resources, future production levels, operating and capital costs, a long-term gold price per ounce, the discount rate and in-situ multiples. The remaining construction-in-progress balance relates to site infrastructure costs, the value of which was determined based on Sabina's historical costs incurred. The value of the buildings, plant and equipment at the Goose Project was based on a trending analysis of recent purchases and the value of the other exploration and evaluation properties was determined to be consistent with Sabina's historical costs incurred.

As a result of the transaction, the Company also acquired a silver production royalty (the “Hackett River Royalty") equal to 22.5% of the first 190 million ounces of payable silver from the then current resource at Hackett River and other properties (the "Properties") and 12.5% of all payable silver from the Properties thereafter at no future cost. The fair value of the Hackett River Royalty was determined using a comparable market transactions approach.

The Company assumed certain construction financing and gold stream obligations from Sabina. The fair value of the construction financing obligations at acquisition was based on their extinguishment value. The Company also assumed a gold stream obligation (Note 18). The fair value of the gold stream obligation on acquisition was based on the value of the extinguishable portion plus the fair value of the gold stream obligation retained. See Note 19 for details of the valuation of the portion of the gold stream arrangement retained.

Following completion of the Transaction, the Company extinguished certain gold stream and construction financing obligations with payments totalling $112 million, as follows:
•a $46 million payment to extinguish one-third of the gold stream obligation;
•a $63 million payment to extinguish the gold metal off take agreement;
•a $2 million payment to extinguish the senior secured debt facility; and
•a $1 million payment to extinguish the $75 million gold prepay facility

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

7Accounts receivable, prepaids and other

	2023	2022
	$	$

Supplier advances	10,533	12,805
Prepaid expenses	8,639	4,062
Current portion of derivative instruments (Note 17)	481	5,009
Other receivables	7,838	6,935
	27,491	28,811

8Inventories

	2023	2022
	$	$

Gold and silver bullion	53,065	49,467
In-process inventory	18,220	14,653
Ore stock-pile inventory	80,302	96,879
Materials and supplies	194,908	171,032
	346,495	332,031

Ore stock-pile inventory includes amounts for the Fekola Mine of $59 million (2022 - $75 million), for the Otjikoto Mine of $7 million (2022 – $10 million), and for the Masbate Mine of $14 million (2022 - $12 million).

Long-term stock-pile inventory includes amounts for the Otjikoto Mine of $44 million (2022 – $40 million), for the Fekola Mine of $6 million (2022 - $6 million), and for the Masbate Mine of $6 million (2022 - $3 million).

Long-term supplies inventory are supplies for construction and operations at the Back River Project that are expected to be consumed beyond the next twelve months.

9Long-term investments

	2023			2022
	Cost	AOCI	Fair value	Cost	AOCI	Fair value
	$	$	$	$	$	$

Snowline Gold Corp.	32,759	19,909	52,668	—	—	—
West African Resources Ltd.	20,530	(6,261)	14,269	20,530	(2,766)	17,764
Osino Resources Corp. (Note 10)	6,955	5,340	12,295	6,955	347	7,302
St. Augustine Gold & Copper Ltd.	20,193	(15,562)	4,631	20,193	(16,670)	3,523
Matador Mining Ltd.	2,885	(1,253)	1,632	2,362	68	2,430
RTG Mining Inc.	13,400	(13,092)	308	13,400	(12,798)	602
Other	899	(695)	204	652	(408)	244
	97,621	(11,614)	86,007	64,092	(32,227)	31,865

During the year ended December 31, 2023, the Company purchased 14 million shares (representing a 9.9% ownership interest) of Snowline Gold Corp. for a total of $33 million and 20 million additional shares of Matador Mining Ltd. for $1 million.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

10Mining interests

	Mineral Properties	Buildings, plant & equipment	Construction-in-progress	Exploration & evaluation assets	Total
	$	$	$	$	$
Cost
Balance at December 31, 2021	2,087,477	1,505,550	35,295	357,207	3,985,529
Additions	100,118	191,417	14,133	59,950	365,618
Acquisitions	—	—	—	108,235	108,235
Disposals	—	(17,622)	—	—	(17,622)
Write-downs	—	—	—	(12,369)	(12,369)
Transfers	33,988	—	(32,832)	(1,156)	—
Change in mine restoration provision estimates	(18,171)	—	—	—	(18,171)
Balance at December 31, 2022	2,203,412	1,679,345	16,596	511,867	4,411,220

Additions	193,443	197,704	388,272	61,832	841,251
Acquisitions	—	41,166	1,050,326	114,898	1,206,390
Disposals	—	(25,479)	—	—	(25,479)
Write-downs	—	—	—	(19,905)	(19,905)
Transfers	21,087	61,414	(61,414)	(21,087)	—
Change in mine restoration provision estimates	(495)	—	363	(150)	(282)
Balance at December 31, 2023	2,417,447	1,954,150	1,394,143	647,455	6,413,195

Accumulated depreciation, depletion, amortization and impairment
Balance at December 31, 2021	(915,387)	(705,827)	—	(132,484)	(1,753,698)
Depreciation and depletion	(235,452)	(162,740)	—	—	(398,192)
Disposals	—	15,400	—	—	15,400
Balance at December 31, 2022	(1,150,839)	(853,167)	—	(132,484)	(2,136,490)

Depreciation and depletion	(241,194)	(171,155)	—	—	(412,349)
Impairment	(96,800)	(65,753)	—	(154,710)	(317,263)
Disposals	—	16,397	—	—	16,397
Balance at December 31, 2023	(1,488,833)	(1,073,678)	—	(287,194)	(2,849,705)

Net book value at December 31, 2022	1,052,573	826,178	16,596	379,383	2,274,730

Net book value at December 31, 2023	928,614	880,472	1,394,143	360,261	3,563,490

Impairment of the Fekola Complex CGU

During the year ended December 31, 2023, the State of Mali introduced a new mining code (the “2023 Mining Code”). In conjunction with the implementation of the 2023 Mining Code and the associated impact to the costs of the Fekola Complex, consisting of the Fekola Mine and the Fekola Regional Properties, the Company completed an update of its Fekola and Fekola Regional Properties life-of-mine estimates. This update included revisions to the mine plan and expected saprolite mill feed from the Fekola Regional Properties, along with updates to related operating and capital cost estimates. The update included the Company’s best current estimate of the final fiscal terms of the 2023 Mining Code, which remains subject to ongoing negotiations with the State of Mali. The final fiscal terms of the 2023 Mining Code remain subject to change and could result in a variation from the estimates used to determine the recoverable amount of the Fekola Complex. Clarification of the final application of the 2023 Mining Code remains subject to ongoing negotiations with the State of Mali, followed by the anticipated issuance of a final implementation decree. Collectively, these changes are considered to be indicators of impairment for the Fekola Complex assets.

As a result, the Company has performed an impairment assessment on the Fekola Complex CGU. The carrying value of the CGU was compared to the CGU’s recoverable amount which was determined to be its fair value less costs of disposal ("FVLCD"). To estimate the recoverable amount of the CGU for impairment, the Company utilized a discounted cash flow model incorporating significant assumptions that included such factors as mineable mineralization including reserves and resources, future production levels, operating and capital costs, a long-term gold price of $1,800 per ounce, and a discount rate of 6.25% for the Fekola Mine and 7% for the Fekola Regional Properties. Management’s estimate of the FVLCD of its

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

CGU is classified as level 3 in the fair value hierarchy. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.

The Company’s analysis concluded that the Fekola Complex CGU was impaired resulting in an impairment of $206 million. A net impairment charge of $192 million after taking into account a deferred income tax recovery of $14 million was recorded in the Consolidated Statement of Operations for the year ended December 31, 2023.

The recoverable amount of the Fekola Complex CGU is most sensitive to changes in the gold price and discount rate. In isolation, a $50 per ounce decrease in the gold price would result in a reduction in the recoverable amount of the Fekola Complex CGU of approximately $174 million. In isolation, a 25 basis point increase in the discount rate would result in a reduction in the recoverable amount of the Fekola Complex CGU of approximately $20 million.

Gramalote Property

On October 5, 2023, the Company completed the acquisition of the remaining 50% of the net assets of the Gramalote Project from its joint venture partner AngloGold Ashanti Limited ("AngloGold"). The acquisition has been accounted for as a purchase of assets as the Company concluded that it did not acquire processes that could develop the acquired inputs into an operating mine.

The purchase price consists of the following cash payments to AngloGold contingent on certain milestones:
•$20 million paid upon closing of the transaction
•$10 million contingent consideration to be paid upon B2Gold announcing a construction decision at the Gramalote Project;
•$10 million to be paid upon commercial production at the Gramalote Project, contingent on commercial production beginning within five years of closing;
•$10 million contingent consideration to be paid on the first anniversary of commercial production at the Gramalote Project;
•$10 million contingent consideration to be paid on the second anniversary of commercial production at the Gramalote Project.

The total purchase price of $35 million, including an estimate of the fair value of the future contingent payments, has been determined using the expected value approach in accordance with IFRS 13, Fair value measurements. The purchase price is composed as follows:

$

Cash consideration upon closing	20,000
Fair value of contingent consideration	14,298
Transaction costs	393
Total purchase price	34,691

The purchase price was allocated based on the relative fair value of the assets acquired and liabilities assumed as follows:

$

Cash and cash equivalents	1,606
Accounts receivable, prepaids and other	2,197
Value added tax receivables (non-current)	8,567
Mining interest - Gramalote	25,568
Accounts payable and accrued liabilities	(1,317)
Lease liabilities	(111)
Current income and other taxes payable	(144)
Mine restoration provision	(1,675)
34,691

Future contingent payments are recognized as a liability at amortized cost. The expected value approach develops a set of probability-based outcomes for the payment of contingent consideration discounted based on market participant assumptions to determine the fair value. The assumptions used in the valuation included the timing and probability of contingent payments and the discount rate. The fair value of the contingent consideration was estimated to be $14 million. The total purchase price was allocated based on the relative fair value of the assets acquired and liabilities assumed,

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

including the mining interest, working capital, value-added tax receivables and mine restoration provisions. The value of the 50% Gramalote Project mining interest was determined to be $26 million.

The acquisition of AngloGold's 50% share of the Gramalote Project was considered to be an impairment indicator for the Company's existing 50% interest in the Gramalote Project under IFRS 6, Exploration and evaluation of mineral resources, for the year ended December 31, 2023. The recoverable amount of $26 million allocated to the Company's existing 50% share of the Gramalote Project resulted in an impairment of $112 million.

Otjikoto

During the year ended December 31, 2023, the Company communicated to employees about the phased closure plan for the Otjikoto Mine that began in 2023. The announcement of the planned closure of the mine resulted in an obligation for severance pay under Namibian law. The undiscounted severance obligation before inflation adjustments is estimated at $16 million. The present value of these payments was $12 million using a Namibian based discount rate of 11%, a Namibian based inflation rate of 7% and a Namibian dollar ("N$") exchange rate of N$18.30 to $1. The present value of these payments has been recorded on the Consolidated Balance Sheet as at December 31, 2023 and as a restructuring charge in the Consolidated Statement of Operations for the year.

Menankoto

During the year ended December 31, 2023, the Company paid $7 million in cash to buy the remaining 5% non-controlling interest ownership of Menankoto SARL, giving it 100% ownership of the property. The loss on the purchase of $7 million was recorded in retained earnings on the Consolidated Balance Sheet at December 31, 2023.

Acquisition of Oklo

On September 20, 2022, the Company completed a scheme of arrangement (the “Scheme”) by which it acquired all of the issued and outstanding ordinary shares of Oklo Resources Limited ("Oklo") based on an exchange ratio of 0.0206 of a common share of B2Gold for each Oklo share and A$0.0525 in cash for each Oklo ordinary share outstanding. The primary asset acquired was the Dandoko Property located in Mali.

The Scheme has been accounted for as a purchase of net assets. For accounting purposes, the acquisition date was determined to be September 7, 2022, the date at which the Company obtained control of Oklo.

The cost of the acquisition was approximately $57 million, and included the fair value of the shares issued of $36 million (based on the issuance of 10,742,814 shares at Cdn. $4.37 per share and a foreign exchange rate of Cdn. $1.3166 to $1), cash consideration of $18 million, a loan facility made available to Oklo of $1 million and transaction costs of approximately $1 million.

The purchase price was calculated as follows:

$

Common shares issued (10,742,814 common shares)	35,658
Cash consideration	18,426
Loan facility	1,346
Transaction costs	1,358
Total purchase price	56,788

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The purchase price was allocated to the assets and liabilities as follows:

$

Cash and cash equivalents	1,415
Accounts receivable, prepaids and other	83
Mining interest - Dandoko Property	56,287
Mining interest - Other	3,690
Accounts payable and accrued liabilities	(2,332)
Current income and other taxes payable	(2,355)
56,788

Subsequent to the acquisition, the Company settled the $2 million of taxes payable, relating to capital gains taxes on the acquisition, in cash.

Bakolobi Permit

On April 21, 2022 the Company completed the acquisition of the Bakolobi permit in Mali from a local Malian company for $24 million in cash. The Company also paid $24 million in cash pursuant to a continuing obligation to the previous ownership group of the Bakolobi permit (which includes an international mining company) under the terms of a previous purchase and sale agreement related to the purchase of the Bakolobi permit.

Ondundu Property

In the second quarter of 2022, the initial agreement for the sale of the Ondundu Property in Namibia to Osino Resources Corp. ("Osino") was revised such that the Company would receive 12 million common shares of Osino initially estimated to be valued at $10 million at June 30, 2022 (based on a price Cdn. $1.08 per Osino common share and an exchange rate of Cdn. $1.29 to $1) instead of $4 million in cash and $5 million in Osino common shares as outlined in the original agreement signed in 2021. As a result of the change in consideration, $1 million of the previously recorded impairment loss on the Ondundu Property was reversed in the Consolidated Statement of Operations for the year ended December 31, 2022.

On July 20, 2022, the Company completed the sale of the Ondundu Property for total consideration of $11 million valued as follows:
•12 million Osino shares valued at $7 million based on a share price of Cdn. $0.77 per share and a foreign exchange rate of Cdn. $1.2877 to $1;
•$4 million in deferred consideration to be received in cash six months after closing;
•$2.5 million to be received upon the earlier of (i) completion of a feasibility study including the Ondundu Property or (ii) first gold production from the property, to which no value has been assigned.

Due to the decline in value of the Osino share price between the date of the agreement modification and the closing date, the transaction was completed at a further loss of $3 million. This amount was recognized in the Consolidated Statement of Operations for the year ended December 31, 2022.

During the year ended December 31, 2022, the Company paid $8 million to exercise its option to acquire the remaining 51% interest in the Ondundu property prior to the closing of the sale.

During the year ended December 31, 2023, the Company received the $4 million deferred consideration.

Bantako North Property

On October 11, 2022, the Company purchased the remaining 10% interest in Dampan Resources SARL, which owns the Bantako North Property for consideration of $4 million plus certain future contingent consideration payments.

Other

During the year-ended December 31, 2023, the Company wrote-off $20 million (2022 - $12 million) relating to non-core properties that it no longer plans to proceed with.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

On November 30, 2021, the Company completed the sale of its 81% interest in the Kiaka gold project located in Burkina Faso to West African Resources Limited. The consideration included $45 million of deferred consideration. On September 2, 2022, the Company received the $45 million deferred consideration in cash.

As at December 31, 2023 the Company had leased assets of $28 million under IFRS 16. The leased assets primarily consisted of the corporate offices of $19 million (cost of $24 million net of $5 million in accumulated depreciation) and other leased assets of $9 million (cost of $20 million net of accumulated depreciation of $11 million) classified as buildings, plant and equipment.

11Investment in associates

	Calibre	BeMetals	Total
	$	$	$

Balance at December 31, 2021	93,728	10,508	104,236
Share of net income (loss)	12,416	(2,233)	10,183
Gain on dilution	5,630	—	5,630
Balance at December 31, 2022	111,774	8,275	120,049
Share of net income (loss)	20,122	(251)	19,871
Impairment	—	(4,885)	(4,885)
Loss on dilution	(943)	—	(943)
Balance at December 31, 2023	130,953	3,139	134,092

Calibre

On January 12, 2022, the Company's associate, Calibre, acquired Fiore Gold Ltd. for a combination of shares and cash. As a result of the shares issued in the transaction, the Company's investment was diluted from approximately 33% of the outstanding shares of Calibre to approximately 25%. A gain on this dilution of $6 million was recognized in Other (expense) income in the Consolidated Statement of Operations during the year ended December 31, 2022. The Company determined that it still has significant influence over the decision-making process of Calibre as a result of holding approximately 25% of the outstanding shares and having an executive of the Company sit on Calibre's Board of Directors. As at December 31, 2023, the Company held approximately 24% of the outstanding shares of Calibre.

The trading price of Calibre on December 31, 2023 was Cdn $1.36 per share which corresponds to a quoted market value of $114 million (at a closing exchange rate of Cdn $1.32 per US$) for the Company's investment in Calibre.

The equity accounting for Calibre is based on its published results to September 30, 2023 and an estimate of results for the period of October 1, 2023 to December 31, 2023. The following is a summary of the Condensed Interim Consolidated Statement of Financial Position of Calibre at September 30, 2023 on a 100% basis: Current assets - $229 million, non-current assets - $543 million, total assets - $773 million, current liabilities - $82 million, non-current liabilities - $160 million and net assets - $530 million. The following is a summary of the Condensed Interim Consolidated Statement of Operations of Calibre for the nine months ending September 30, 2023 on a 100% basis: Revenues - $410 million, production costs - $209 million, royalties and production taxes - $15 million, depreciation and depletion - $56 million, general and administrative expense - $9 million, stock-based compensation - $3 million, current income tax expense - $32 million, deferred income tax expense - $7 million and net income - $73 million. The Company's equity share of Calibre's estimated net income for the year ended December 31, 2023 was $20 million (2022 - $12 million).

Subsequent to December 31, 2023, on January 24, 2024, Calibre announced that it had completed the acquisition of Marathon Gold Corporation. As a result of the Calibre shares issued as part of the acquisition, the Company's interest in Calibre was diluted to approximately 15%.

BeMetals

The trading price of BeMetals on December 31, 2023 was Cdn $0.09 per share which corresponds to a quoted market value of $2 million (at a closing exchange rate of Cdn $1.32 per US$) for the Company's investment. During the year ended December 31, 2023, the Company determined that its associate BeMetals had become impaired due to the significant and prolonged decline in the fair value of the BeMetals shares held. The Company recorded an impairment loss of $5 million to reflect the fair value of the investment in BeMetals.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The equity accounting for BeMetals is based on its most recent published results to September 30, 2023 and publicly available information to December 31, 2023. BeMetals files its financial results in Canadian dollars. The Condensed Interim Consolidated Statement of Financial Position has been converted to United States dollars at a rate of Cdn. $1.32 and the Condensed Statement of Loss and Comprehensive Loss has been converted at a rate of Cdn. $1.35. The following is a summary of the Condensed Interim Consolidated Statement of Financial Position of BeMetals at September 30, 2023 on a 100% basis: Current assets - $2 million, non-current assets - $21 million, total assets - $23 million, and net assets - $16 million. The following is a summary of the Condensed Interim Consolidated Statement of Loss and Comprehensive Loss of BeMetals for the nine months ending September 30, 2023 on a 100% basis: net loss and comprehensive loss - $1 million.

12Other assets

	2023	2022
	$	$

Reclamation deposits	50,934	32,203
Loan to associate	5,763	5,095
Restricted cash	5,259	1,347
Debt service reserve account (Note 13)	577	2,801
Deferred financing costs (Note 13)	—	6,711
Other	1,102	1,056
	63,635	49,213

Reclamation deposits include amounts for the Fekola Mine of $21 million (2022 - $18 million), for the Otjikoto Mine of $14 million (2022 – $10 million), for the Goose Project of $12 million (2022 - $nil) and for the Masbate Mine of $4 million (2022 - $4 million).

During the year ended December 31, 2022, the Company issued a promissory note to its associate BeMetals Corp. for the principal amount of $5 million. The note has a term of 3 years and bears interest at 4.7% annually. The Company recorded an expected credit loss of $2 million on its loan to associate during the year ended December 31, 2023. During the year ended December 31, 2023, $2 million was advanced to the associate. Subsequent to December 31, 2023, on January 8, 2024, a further $2 million was advanced to the associate.

13Long-term debt

	2023	2022
	$	$
Revolving credit facility:
Principal amount	150,000	—
Unamortized financing costs	(7,365)	—
	142,635	—
Equipment loans:
Fekola equipment loan facilities (net of unamortized transaction costs)	13,875	23,102
Goose equipment loan facility (net of unamortized transaction costs)	6,776	—
Masbate equipment loan facility (net of unamortized transaction costs)	—	872
	20,651	23,974

Lease liabilities	28,839	33,254

Total debt	192,125	57,228
Current portion	(16,256)	(15,519)
Long-term debt	175,869	41,709

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The following is a continuity schedule of the Company's debt balances:

	Revolving credit facility	Equipment loans	Lease Liabilities	Total
	$	$	$	$

Balance at December 31, 2021	—	46,273	28,861	75,134
Lease liabilities incurred	—	—	11,882	11,882
Debt repayments	—	(19,802)	(6,616)	(26,418)
Foreign exchange gains	—	(2,716)	(2,218)	(4,934)
Non-cash interest and financing expense	—	219	1,345	1,564
Balance at December 31, 2022	—	23,974	33,254	57,228

Revolving credit facility draw downs	150,000	—	—	150,000
Lease liabilities incurred	—	—	5,457	5,457
Lease liabilities terminated	—	—	(6,341)	(6,341)
Debt acquired as part of Sabina acquisition (Note 6)	—	9,431	1,055	10,486
Debt repayments	—	(13,301)	(6,224)	(19,525)
Foreign exchange losses	—	410	330	740
Reclass of deferred financing costs from other assets (Note 12)	(8,311)	—	—	(8,311)
Non-cash interest and financing expense	946	137	1,308	2,391
Balance at December 31, 2023	142,635	20,651	28,839	192,125

Current portion	—	(11,316)	(4,940)	(16,256)
	142,635	9,335	23,899	175,869

Revolving credit facility

On December 16, 2021, the Company entered into a revised revolving credit facility ("RCF") agreement with its existing syndicate of banks. The maximum available for drawdown under the facility was $600 million with an accordion feature, available on the receipt of additional binding commitments, for a further $200 million. In July 2023, the available and undrawn capacity of the RCF was increased to $700 million under the accordion feature with the addition of the National Bank of Canada. The facility may be further increased to $800 million under the accordion feature any time prior to the maturity date of December 16, 2025.

The RCF bears interest on a sliding scale based on the Secured Overnight Financing Rate (“SOFR”) plus term credit spread adjustment in addition to a sliding scale premium between 2.00% to 2.50%. Commitment fees for the undrawn portion of the facility are also on a sliding scale basis between 0.450% and 0.563%. The term of the RCF is four years, maturing on December 16, 2025. Unamortized transaction costs on the RCF of $7 million are being amortized over the remainder of the facility term.

The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain ratios for leverage and interest coverage. As at December 31, 2023, the Company was in compliance with these debt covenants.

During the year-ended December 31, 2023, the Company drew down $150 million on the RCF leaving $550 million remaining available for future draw downs.

Subsequent to December 31, 2023, in February 2024, the Company repaid the drawn down balance on the RCF leaving $700 million available for future draw downs.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Fekola equipment loan facilities

During 2016, the Company entered into a Euro 71 million term equipment facility (the "first equipment facility") with Caterpillar Financial SARL, as Mandated Lead Arranger, and Caterpillar Financial Services Corporation, as original lender. The aggregate principal amount of up to Euro 71 million was available to the Company’s subsidiary, Fekola SA (the “Borrower”) to finance or refinance the mining fleet and other mining equipment at the Company's Fekola Mine in Mali and was fully utilized.

The Company is required to maintain a deposit in a debt service reserve account (“DSRA”) equal at all times to the total of the principal, interest and other payments that become payable over the next six months under the first equipment facility. At December 31, 2023, the balance in the DSRA account was Euro 1 million ($1 million equivalent).

Each equipment loan under the first equipment facility is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to EURIBOR plus a margin of 5.10%. The Company and the Company’s subsidiary, Mali Mining Investments Limited, have guaranteed the first equipment facility and security is given over the equipment of the Borrower which has been financed by the first equipment facility, related warranty and insurance, and over the DSRA.

On September 29, 2020, the Company entered into a second term equipment facility (the "second equipment facility") with Caterpillar Financial Services Corporation for aggregate principal amount of up to the Euro equivalent of $40 million. The second equipment facility is available to the Company’s majority-owned subsidiary, Fekola SA (the “Borrower”) to finance or refinance up to 75% of the cost of the mining fleet and other mining equipment at the Company's Fekola Mine in Mali. The second equipment facility is available from the date of the agreement and ends on the earlier of the day when the new equipment facility is fully drawn and 12 months from date of the agreement. On October 26, 2020, the Borrower drew down the entire amount under the new equipment facility for proceeds of Euro 36 million.

Each equipment loan under both facilities is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to EURIBOR plus a margin of 4.25%. The Company and its wholly-owned subsidiary, Mali Mining Investments Limited, have guaranteed the second equipment facility and security is given over the equipment of the Borrower which has been financed by the second equipment facility, related warranty and insurance. There is no requirement to maintain a DSRA for the second equipment facility.

Masbate equipment loan facility

On June 1, 2017, the Company entered into an $18 million term equipment facility with Caterpillar Financial Services Philippines Inc. The aggregate principal amount was available to the Company’s Philippines subsidiaries to finance or refinance the mining fleet and other mining equipment at the Company's Masbate Mine and was fully utilized.

Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to LIBOR plus a margin of 3.85%. The Company has guaranteed the equipment facilities and security is given over the equipment of the Borrower which has been financed by the equipment facility. During the year ended December 31, 2023, the Company fully repaid the outstanding balance under the equipment facility.

Goose Project equipment loan facilities

As part of the acquisition of Sabina (Note 6), the Company acquired a series of equipment loans with two suppliers for open pit and underground mining equipment. The loans for the open pit mining equipment are denominated in US dollars, bear interest at a floating rate of 3-month SOFR plus 4.25% and have four year terms. The loans for the underground mining equipment are denominated in Canadian dollars, bear interest at fixed rates between 3.0% and 5.7% and have four year terms.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Lease liabilities

For the year ended December 31, 2023, payments totalling $3 million (2022 - $7 million) relating to short-term leases (those with a term of 12 months or less) and $58 million (2022 - $13 million) relating to variable lease payments (including both lease and non-lease components) have been expensed in the Consolidated Statement of Operations.

The expected timing of undiscounted lease payments at December 31, 2023 for leases accounted for under IFRS 16 is as follows:

$

Less than one year	5,190
One to five years	15,101
More than five years	14,597
34,888

For the year ended December 31, 2023, the Company recognized depreciation expense of $6 million (2022 - $5 million) on right-of-use assets recognized under IFRS 16, Leases in the Consolidated Statement of Operations and made payments on these leases of $6 million (2022 - $7 million).

Debt repayment schedule

The following table summarizes the Company’s scheduled debt repayments on its outstanding debt as at December 31, 2023:

	2024	2025	2026	2027	2028	Total
	$	$	$	$	$	$

Revolving credit facility
Principal	—	150,000	—	—	—	150,000
Interest (estimated)	11,462	10,985	—	—	—	22,447

Fekola equipment loan facilities:
Principal	8,093	5,973	—	—	—	14,066
Interest (estimated)	569	154	—	—	—	723

Goose equipment loan facility:
Principal	3,225	2,878	673	—	—	6,776
Interest (estimated)	253	140	35	—	—	428

Lease liabilities
Principal	5,190	4,331	3,507	2,404	2,439	17,871
	28,792	174,461	4,215	2,404	2,439	212,311

14Mine restoration provisions

The Company’s mine restoration provisions consist primarily of costs associated with mine reclamation and closure activities. These activities, which are site specific, generally include costs for earthworks, including detoxification and recontouring, revegetation, water treatment and demolition. In calculating the present value of the Company’s mine restoration provisions as at December 31, 2023, management used a risk-free rate applicable to each location’s functional currency ranging from 3.86% to 3.92% and a long-term inflation rate of 2.2%. The undiscounted cash flows, before inflation adjustments to settle the mine restoration provisions was estimated at approximately $130 million at December 31, 2023 (2022 - $122 million). Due to the nature of mine closure plans, cash expenditures are expected to occur over a significant period of time with the majority of the expenditures expected to occur in the years from 2032 to 2043.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The following table shows the movement in the provision for mine restoration provisions:

	2023	2022
	$	$

Balance, beginning of year	101,113	117,281
Reclamation spending	(2,297)	(793)
Accretion expense	4,011	2,571
Change in obligation	(281)	(17,946)
Liabilities acquired	5,111	—
Balance, end of year	107,657	101,113
Less: current portion	(3,050)	(5,545)
	104,607	95,568

15Share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at December 31, 2023, the Company had 1,302,396,192 common shares outstanding, including 1,705,000 common shares held in trust under the Company’s Incentive Plan (described below). No preferred shares were outstanding.

During the year ended December 31, 2023, the Company paid a quarterly dividend of $0.04 per share totalling $200 million for the year. Of this amount, $12 million was paid through the issuance of 4 million shares under the Company's Dividend Re-investment Plan ("DRIP"). The DRIP was approved by the Board in the third quarter of 2023. During the year-ended December 31, 2022, the Company paid a quarterly dividend of $0.04 per share totalling $172 million for the year. The dividends have been recognized in retained earnings in the Consolidated Statement of Changes in Equity during the respective period.

Subsequent to December 31, 2023, on February 21, 2024, B2Gold’s Board of Directors declared a cash dividend for the first quarter of 2024 of $0.04 per common share, payable on March 20, 2024 to shareholders of record as of March 7, 2024.

During 2023, the Company received $13 million (2022 - $14 million) pursuant to the exercise of 5 million (2022 – 5 million) stock options.

Stock options

During the year ended December 31, 2023, 3,042,000 stock options were granted to employees with exercise prices ranging from Cdn. $4.11 to Cdn. $5.40 per share. These stock options have a term of up to five years and vest over a period of up to three years. The estimated fair value when granted of these options totalling $3 million is being recognized over the vesting period. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of up to 4.4%, an expected life of up to 3 years, an expected volatility of up to 50% and a dividend yield rate of up to 5.3%.

During 2022, approximately 4,534,000 stock options were granted to employees and directors with exercise prices ranging from Cdn. $3.95 to Cdn. $5.79 per share. These stock options have a term of up to ten years and vest over a period of up to five years. The estimated fair value when granted of these options totalling $6 million is being recognized over the vesting period. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of up to 4.0%, an expected life of up to 10 years, an expected volatility of up to 54% and a dividend yield rate of up to 5.5%.

Option pricing models require the input of subjective assumptions regarding the expected volatility. The Company calculates expected volatility based on the historical volatility of its stock price. Changes in this assumption can materially affect the fair value estimate.

For the year ended December 31, 2023, share-based payments expense, relating to the vesting of stock options, was $5 million (2022 - $10 million), net of $1 million (2022 - $1 million) capitalized to mining interests.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

A summary of changes to stock options outstanding is as follows:

	Number of outstanding options	Weighted- average exercise price
	(‘000’s)	(in Cdn.$)

Outstanding at December 31, 2021	32,489	4.75
Granted	4,534	5.29
Exercised	(4,955)	3.67
Forfeited or expired	(1,141)	5.35
Outstanding at December 31, 2022	30,927	4.98
Granted	3,042	4.80
B2Gold replacement options on acquisition of Sabina (Note 6)	3,342	3.87
Exercised	(5,098)	3.42
Forfeited or expired	(1,246)	5.28
Outstanding at December 31, 2023	30,967	5.09

During 2023, 5 million (2022 – 5 million) stock options were exercised. The weighted average share price at the time of exercise was Cdn. $4.86 (2022 – Cdn. $5.42).

Stock options outstanding and exercisable as at December 31, 2023 are as follows:

Range of exercise prices (in Cdn. $)	Number of outstanding options (‘000’s)	Weighted- average years to expiry	Weighted-average exercise price (in Cdn. $)	Number of exercisable options (‘000’s)	Weighted-average exercise price (in Cdn. $)

2.95 – 2.99	35	3.39	2.95	13	2.95
3.00 – 3.99	1,988	2.96	3.26	1,918	3.25
4.00 – 4.99	7,245	4.22	4.44	3,639	4.42
5.00 – 5.99	19,538	2.99	5.38	15,415	5.39
6.00 – 6.99	2,041	2.30	6.25	1,863	6.25
7.00 – 8.53	120	1.56	8.01	120	8.01
	30,967	3.22	5.09	22,968	5.14

Restricted share unit plan

The Company has a Restricted Share Unit Plan (the “RSU Plan”) whereby restricted share units (“RSUs”) may be granted to directors, executive officers and employees of the Company. The RSU Plan reflects the Company’s commitment to a long term incentive compensation structure that aligns the interests of its directors, executive officers and employees with the interests of its shareholders. Once vested, each RSU is redeemable for one common share entitling the holder to receive the common share for no additional consideration.

During the year ended December 31, 2023, the Company granted approximately 2 million (2022 – 2 million) RSUs to executive officers and employees of the Company. One-third of the RSUs vest one year from the grant date, another one-third will vest two years from the grant date with the remainder vesting three years from the grant date. The total estimated fair value of the RSU granted was approximately $7 million (2022 - $8 million) based on the market value of the Company’s shares at the grant date. The fair value of each RSU is recorded as a share-based payments expense over the vesting period.

For the year ended December 31, 2023, share-based payments expense relating to the vesting of RSUs was $7 million (2022 - $8 million).

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Summary of changes to RSUs outstanding:

Number of outstanding RSUs
(‘000’s)

Outstanding at December 31, 2021	3,679
Granted	1,751
Vested and converted to common shares	(2,663)
Forfeited	(119)
Reinvested dividend equivalents	136
Outstanding at December 31, 2022	2,784
Granted	1,939
Vested and converted to common shares	(1,440)
Forfeited	(119)
Reinvested dividend equivalents	158
Outstanding at December 31, 2023	3,322

Deferred share unit plan

The Company has a Deferred Share Unit plan (the "DSU plan") for the benefit of the directors of the Company. Pursuant to the plan, eligible directors can elect to receive all or part of their total cash compensation in the form of deferred share units ("DSUs"). The number of DSUs granted to an eligible director is determined by dividing the portion of the compensation to be paid in DSUs by the volume weighted average trading price of the common shares on the stock exchange on which the majority of the volume of trading of the shares occurred over the relevant period for the five trading days immediately preceding the date of grant. In addition, the Board may, at its discretion, grant additional DSUs to plan participants. Each eligible director is required to hold DSUs received until the eligible director ceases to be a director of the Company, following which the DSUs will be settled in cash. As the DSUs are cash settled, they are recorded as a liability at fair market value on the Consolidated Balance Sheet with changes in the fair value being recognized as a share-based payment expense or recovery in the Consolidated Statement of Operations.

For the year ended December 31, 2023, the Company issued 0.4 million DSUs (2022 - 0.2 million) with a fair market value of $1 million (2022 - $1 million) to directors of the Company. During the year ended December 31, 2023, 0.7 million DSUs valued at $3 million were released. As at December 31, 2023, there were 2 million DSUs outstanding (2022 - 2 million). For the year ended December 31, 2023, share-based payments expense relating to DSUs was $1 million (2022 - recovery of $0 million).

Performance share unit plan

The Company has a Performance Share Unit plan (the "PSU plan") for the benefit of officers, employees and eligible consultants. Under the plan, eligible participants will receive shares based on the achievement of certain defined performance measures over a defined period of time. The number of shares receivable shall be 0% to 200% of the performance share units ("PSUs") awarded, with the factor applied being dependent on the extent to which the defined performance measures have been achieved.

On November 7, 2023, the Company adopted an amended and restated Executive Officer Incentive Compensation Clawback Policy (the “Clawback Policy”) to comply with new rules of the New York Stock Exchange American set forth in Listed Company Manual Section 811 -- Erroneously Awarded Compensation and Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as codified by Section 10D and Rule 10D-1 of the U.S. Securities Exchange Act of 1934, as amended. In addition, the Company amended its Performance Share Unit Plan on November 7, 2023 (the “Amended PSU Plan”) to add an option to settle future PSU grants, when vested, in cash (instead of shares) at the Company’s sole discretion. The addition of the cash settlement option does not impact the accounting treatment of the PSUs.

During the year ended December 31, 2023, the Company granted 2 million PSUs to employees comprised of two equal 50% tranches. Vesting of tranche one of the PSUs granted will depend on the timing of completion of construction and commissioning of the Goose Project and the number of shares that may vest will be between 0% to 200% of the number of tranche one PSUs. The estimated fair value when granted of this portion of $3 million was calculated based on the fair value of the Company's stock on the date of the grant and the expected completion timing of the Goose Project. Vesting of tranche

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

two of the PSUs granted will depend on total shareholder return of the Company compared to a group of peer companies over the period January 1, 2023 to December 31, 2025. The number of shares that may vest will be between 0% and 200% of the number of tranche two PSUs. The estimated fair value when granted of the tranche two PSUs of $4 million was calculated using a risk-neutral Monte Carlo simulation based on a correlated Geometric Brownian Motion. The fair value of both tranches is being recognized over the vesting period. The model used historical share price volatility ranging from 28% to 71% for the group, a Canadian risk-free annual interest rate of 3.87%, and a United States risk-free annual interest rate of 4.16%.

For the year ended December 31, 2022, the Company granted approximately 1 million PSUs to employees. The number of shares to be issued will be 0% to 200% of the number of PSUs depending on total shareholder return compared to a group of peer companies over the period January 1, 2022 to December 31, 2024. The estimated fair value when granted of $8 million is being recognized over the vesting period. The fair value was calculated using a risk-neutral Monte Carlo simulation based on a correlated Geometric Brownian Motion. The model used historical share price volatility ranging from 32% to 81% for the group, a Canadian risk-free annual interest rate of 2.88%, and a United States risk-free annual interest rate of 2.76%.

During the year ended December 31, 2023, the Company issued 1 million shares on the vesting of PSUs. As at December 31, 2023, 5 million PSUs were outstanding under the plan (2022 - 5 million). For the year ended December 31, 2023, share-based payments expense relating to PSUs was $8 million (2022 - $7 million).

Restricted phantom unit plan

The Company has a Restricted Phantom Unit plan (the "RPU plan") for the benefit of the directors of the Company. Once vested, each restricted phantom unit is redeemable for the cash value of one common share. As the restricted phantom units ("RPUs") are cash settled, they are recorded as a liability at fair market value on the Consolidated Balance Sheet with changes in the fair value being recognized as a share-based payment expense or recovery in the Consolidated Statement of Operations.

For the year ended December 31, 2023, the Company issued 0.1 million (2022 - 0.1 million) RPUs with a fair market value of $0.2 million (2022 - $0.2 million) to directors of the Company. As at December 31, 2022, there were 0.1 million RPUs outstanding (2022 - 0.1 million). For the year ended December 31, 2022, share-based payments expense relating to RPUs was $0.3 million (2022 - $0.3 million).

Incentive plan

On June 29, 2007, the Company established the B2Gold Incentive Plan (the “Incentive Plan”) for the benefit of directors, officers, employees and service providers of the Company and issued to the trustees of the Incentive Plan options to acquire 4,955,000 common shares. On October 12, 2007, following the exercise of these options, an aggregate of 4,955,000 common shares were issued to and paid for by the trustees of the Incentive Plan. These shares were held in trust by the trustees pursuant to the terms of the Incentive Plan. The Company is required under IFRS to consolidate the trust. The Company recognizes a share-based compensation expense with respect to these incentive shares, when these shares are granted to the ultimate beneficiaries by the trust. As at December 31, 2023, there are 1,705,000 common shares remaining in the trust.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Earnings per share
The following is the calculation basic and diluted earnings per share:

	2023	2022
	$	$

Net income and diluted net income (attributable to shareholders of the Company)	10,097	252,873

Basic weighted average number of common shares outstanding (in thousands)	1,232,092	1,064,259

Effect of dilutive securities:
Stock options	1,099	1,928
Restricted share units	755	732
Performance share units	3,458	4,085
Diluted weighted average number of common shares outstanding (in thousands)	1,237,404	1,071,004

Earnings per share (attributable to shareholders of the Company)
Basic	$0.01	$0.24
Diluted	$0.01	$0.24

16Non-controlling interest

The following is a continuity schedule of the Company's non-controlling interests:

	Fekola	Masbate	Otjikoto	Other	Total
	$	$	$	$	$

Balance at December 31, 2021	59,089	16,653	24,927	44	100,713
Share of net income (loss)	25,467	5,567	3,471	(655)	33,850
Interest on loan to non-controlling interest	(3,499)	—	—	—	(3,499)
Distributions to non-controlling interest	(26,870)	—	(4,051)	—	(30,921)
Participating funding from non-controlling interest	—	—	—	2,980	2,980
Other	—	—	732	(192)	540
Balance at December 31, 2022	54,187	22,220	25,079	2,177	103,663

Share of net income (loss)	17,146	5,824	8,799	(278)	31,491
Interest on loan to non-controlling interest	(4,174)	—	—	—	(4,174)
Distributions to non-controlling interest	(24,248)	(300)	(10,068)	—	(34,616)
Participating funding from non-controlling interest	—	—	—	2,332	2,332
Other	—	—	428	472	900
Balance at December 31, 2023	42,911	27,744	24,238	4,703	99,596

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The following is the summarized financial information of subsidiaries with material non-controlling interests:

	Fekola		Otjikoto
	2023	2022	2023	2022
	$	$	$	$

Summarized Balance Sheets
Current assets	265,468	395,017	89,575	79,187
Non-current assets	979,116	967,148	297,950	335,802
Total assets	1,244,584	1,362,165	387,525	414,989

Current liabilities	174,643	230,574	43,623	13,258
Non-current liabilities	70,119	55,135	114,633	153,251
Total liabilities	244,762	285,709	158,256	166,509

Summarized Statements of Operations
Revenue	1,143,780	1,067,482	417,589	280,394
Net income	147,584	243,823	87,599	36,792

17Derivative financial instruments

Fuel derivatives

During the year ended December 31, 2023, the Company entered into additional series of forward contracts for the purchase of 20 million litres of gas oil and 16 million litres of fuel oil with scheduled settlement between August 2023 and July 2024. These derivative instruments were not designated as hedges by the Company and were recorded at FVTPL.

For the year ended December 31, 2023, the Company recorded an unrealized fuel derivative loss of $4 million (2022 – loss of $10 million) and a realized fuel derivative gain of $9 million (2022 - gain of $29 million) in the Consolidated Statement of Operations.

The following is a summary, by maturity dates, of the Company’s fuel derivative contracts outstanding as at December 31, 2023:

2024

Forward – fuel oil:
Litres (thousands)	9,187
Average strike price	$0.40

Forward – gas oil:
Litres (thousands)	2,501
Average strike price	$0.54

The unrealized fair value of these contracts at December 31, 2023 was $1 million (see Note 7).

18Gold stream obligation

As part of the acquisition of Sabina (Note 6), the Company acquired a Gold Stream Arrangement with Wheaton Precious Metals ("WPM"). The $125 million upfront payment (the “Deposit”) was funded in 4 installments, of which all were received prior to the acquisition. In return, B2Gold is obligated to deliver 4.15% of the gold production from the Goose Project, reducing to 2.15% and 1.5% after the delivery of 130,000 and 200,000 ounces, respectively. WPM is obligated to pay B2Gold a purchase price for each ounce of refined gold metal equal to:
•During a deposit period, i.e. any period during which the Deposit is greater than nil, 18% of the p.m. LBMA Gold Price. The difference between the LBMA gold price and such purchase price being payable is deducted against the Deposit until it has been reduced to nil.
•During a non-deposit period, 22% of the p.m. LBMA Gold Price.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The acquisition of Sabina triggered a one-time change of control event that allowed B2Gold to exercise a one-time option to buy back one third of the Gold Stream (the “Buy-back Option”) for consideration of $46 million. On April 20, 2023, the Buy-back option was exercised at a purchase price of $46 million. As a result of the exercise of the Buy-back Option, the quantity of gold deliverable to WPM under the Gold Stream is reduced by 33%. After execution of the Buy-back Option, the Deposit amount is reduced by 33% to $83.75 million. Further, the delivery obligation is also reduced by the same proportion as follows:
•2.7805% of gold production up to delivery of 87,100 oz
•1.4405% of gold production up to an aggregate of 134,000 oz
•1.005% of gold production thereafter.

The gold stream obligation was determined to be a derivative liability under IFRS 9, Financial instruments, and has been classified as FVTPL. As a result, it has been recorded at its fair value on the Consolidated Balance Sheet with changes in the fair value being recorded in the Consolidated Statement of Operations. The fair value of the gold stream was determined to be level 3 in the fair value hierarchy (Note 19). The Company has guaranteed the remaining portion of the gold stream obligation.

The following is a summary of the changes in the gold stream obligation:

$

Balance at December 31, 2022	—
Fair value at acquisition (Note 6)	173,700
Exercise of buy-back option	(46,400)
Change in fair value	12,300
Balance at December 31, 2023	139,600

19Financial instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts receivable, reclamation deposits, loan to associate, long-term investments, accounts payable and accrued liabilities, fuel derivative contracts, gold stream obligation, and long-term debt.

Fair values

The Company’s financial assets and liabilities are classified based on the lowest level of input significant to the fair value measurement based on the fair value hierarchy:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

As at December 31, 2023, the Company’s financial assets and liabilities measured at fair value are categorized as follows:

	As at December 31, 2023			As at December 31, 2022
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	$	$	$	$	$	$

Long-term investments (Note 9)	86,007	—	—	31,865	—	—
Fuel derivative contracts (Note 17)	—	481	—	—	5,009	—
Gold stream obligation (Note 6 and Note 18)			(139,600)			—

The Company’s long-term investments consist of shares of publicly traded mining companies. The fair values of these were determined using market quotes from an active market for each investment.

The fair value of the Company's fuel derivative contracts was determined using prevailing market rates for instruments with similar characteristics.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The fair value of the gold stream was calculated based on an income approach and a discounted cash flow model. The calculated fair value includes significant assumptions that are based on observable market data, including forward gold price curves and credit adjusted risk-free rates. The fair value also includes significant assumptions that are not based on observable market data, including the timing of future gold deliveries which are based on the future production levels of the Goose Project. The valuation has been prepared by an independent valuations specialist with direct oversight from the Company. Gold production is assumed to begin in the first quarter of 2025. Forward gold price estimates ranged from $2,183 to $3,264 per ounce. A $100 per ounce change in the gold forward price would have approximately a $6 million impact on the fair value of the gold stream obligation at December 31, 2023. A 50 basis point change in the credit adjusted risk-free rate would also have approximately a $4 million impact on the fair value of the gold stream obligation at December 31, 2023.

The fair value of the Company's long-term debt also approximates its carrying value as it has a floating interest rate and the Company's credit spread has remained approximately consistent. The fair value of the Company's other financial instruments approximate their carrying value due to their short-term nature.

Capital risk management

The Company’s objectives when managing its capital is to ensure it will be able to continue as a going concern while maximizing the return to shareholders including the payment of dividends. The selling price of gold and minimizing production costs and capital expenditures are key factors in helping the Company reach its capital risk management objectives. The capital structure of the Company includes shareholders’ equity and debt.

Credit risk

As at December 31, 2023, the Company’s maximum exposure to credit risk was the book value of cash and cash equivalents, accounts receivable, loans receivable and the carrying value of its derivative portfolio. The Company limits its credit exposure on cash and cash equivalents by holding its deposits mainly with high credit quality financial institutions as determined by credit rating agencies.

The Company maintains its excess cash balances in short-term investments accounts. The Company does not maintain insurance for its cash balances.

Liquidity risk

The Company manages its liquidity risk through its budgeting and forecasting process. Budgets are prepared annually and forecasts are prepared and reviewed on a regular basis, to help determine the funding requirements to support the Company’s current operations and expansion and development plans and by managing its capital structure as described above.

As at December 31, 2023, the Company had cash and cash equivalents of $307 million. Cash provided by operating activities totalled $714 million for the year ended December 31, 2023. As at December 31, 2023, the Company had a $700 million revolving credit facility of which $550 million is undrawn.

As at December 31, 2023, the Company had drawn down the full amount under its equipment loan facilities at Fekola and Back River.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

As at December 31, 2023, the Company’s significant commitments are disclosed in the table below. In addition, significant commitments are disclosed in Note 13 for debt repayments and Note 25 for capital expenditure commitments.

	2024	2025	2026	2027	2028	Total
	$	$	$	$	$	$

Accounts payable and accrued liabilities	167,117	—	—	—	—	167,117
Revolving credit facility:
Principal (Note 13)	—	150,000	—	—	—	150,000
Interest & commitment fees (estimated)	13,487	12,925	—	—	—	26,412
Fekola equipment loan facilities:
Principal	8,093	5,973	—	—	—	14,066
Interest (estimated)	569	154	—	—	—	723
Goose equipment loan facility:
Principal	3,225	2,878	673	—	—	6,776
Interest (estimated)	253	140	35	—	—	428
Lease liabilities
Principal	5,190	4,331	3,507	2,404	2,439	17,871
	197,934	176,401	4,215	2,404	2,439	383,393

Capital expenditure commitments	126,381	—	—	—	—	126,381
Other liabilities	1,000	4,455	1,148	—	5,436	12,039
	325,315	180,856	5,363	2,404	7,875	521,813

Market risk

Market risk includes currency and price risk.

The Company’s operations in foreign countries are subject to currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company reports its financial results in United States dollars and incurs expenses in European euros, CFA francs, Namibian dollars, South African rand, Philippine pesos, Canadian dollars and Colombian pesos. As these exchange rates fluctuate against the United States dollar, the Company will experience foreign exchange gains and losses.

The Company also holds cash and cash equivalents that are denominated in non-United States dollar currencies which are subject to currency risk. As at December 31, 2023, $209 million of the Company’s $307 million in cash and cash equivalents was held in United States dollars. A 10% movement in foreign exchange rates versus the United States dollar would result in approximately a $9 million change in the Company’s cash position.

The Company maintains a portfolio of fuel derivatives that are measured at FVTPL. A 10% change in the forward price of fuel would result in a insignificant change in the value of the fuel derivative portfolio.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

20 Income and other taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from operations before taxes. These differences result from the following items:

	2023	2022
	$	$

Income from operations before taxes	320,333	530,617
Canadian federal and provincial income tax rates	27.00%	27.00%
Income tax expense at statutory rates	86,490	143,267

Increase (decrease) attributable to:
Effects of different foreign statutory tax rates	18,054	26,256
Change due to foreign exchange	(11,430)	24,950
Withholding and other taxes	26,956	26,041
Non-deductible expenditures	32,029	31,948
Benefit not recorded on impairment losses	93,772	—
Benefit of optional tax incentives	(13,281)	(13,965)
Future withholding tax	29,548	(12,000)
Change in non-taxable portions of gains	(2,345)	(2,135)
Losses and tax bases for which no tax benefit has been recorded	18,707	7,178
Change in accruals for tax audits	(951)	11,209
Amounts under provided for in prior years	1,196	1,145
Income tax expense	278,745	243,894

Current income tax, withholding and other taxes	290,081	247,811
Deferred income tax recovery	(11,336)	(3,917)
Income tax expense	278,745	243,894

Included in current income tax expense for the year-ended December 31, 2023, is $36 million (2022 - $36 million), related to the State of Mali's 10% priority dividend on its free carried interest in the Fekola Mine. This priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes.

Fekola Tax Audits

The Company's subsidiary, Fekola SA, received a Notice for Reassessment dated September 6, 2022, from the Malian Directorate General of Taxes (“DGT”) asserting proposed adjustments and other tax liabilities amounting to $27 million excluding penalties, $46 million including penalties, (based on the December 31, 2023 exchange rate of CFA 594 to $1) arising from tax audits conducted for fiscal years 2016-2018. Fekola SA filed a contentious claim, dated November 3, 2022, outlining its objections to the reassessment in accordance with the Mali Income Tax Act. At December 31, 2023, the Company has recorded a total provision of $10 million (net provision of $5 million after taking into account a $5 million prepayment made in December 2022) reflecting its best estimate of the final settlement of the reassessment amount.

Total provision for tax disputes recognized are as follows:

	2023	2022
	$	$

Opening balance	12,950	2,971
Additions	49	11,209
Reductions	(2,200)	(1,230)
Closing balance	10,799	12,950

During the year ended December 31, 2023, the Company recorded a deferred tax expense of $30 million (2022 - recovery of $12 million) related to future withholding tax expected to be incurred on retained earnings the Company is planning to repatriate from its foreign subsidiaries in the foreseeable future. The Company's foreign subsidiaries continue to accumulate

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

earnings in excess of their expected needs for reinvestment. The deferred tax expense will eventually be a current tax expense as dividends from foreign subsidiaries and the associated withholding taxes are paid.

Deferred tax liabilities of approximately $116 million (2022 – $125 million) have not been recognized on the repatriation of earnings from foreign subsidiaries where the Company controls the timing of the reversal of the temporary differences but it is probable that such differences will not reverse in the foreseeable future.

Total income tax expense attributable to geographical jurisdiction is as follows:

	2023	2022
	$	$

Mali	186,258	195,917
Philippines	32,658	13,453
Namibia	67,852	28,496
Other	(8,023)	6,028
	278,745	243,894

The composition of the Company’s net deferred income tax (liabilities) assets and deferred tax expense (recovery) is as follows:

	Deferred tax (liabilities)/assets		Deferred income tax expense/(recovery)
	As at December 31, 2023	As at December 31, 2022	2023	2022
	$	$	$	$

Operating loss carry-forwards	9,312	22,119	12,807	8,616
Current assets and liabilities	(1,442)	(7,030)	(5,588)	1,528
Mining interests	(152,406)	(207,133)	(54,727)	(4,448)
Mine restoration provisions	14,504	24,622	10,118	4,430
Future withholding tax	(38,548)	(9,000)	29,548	(12,000)
Unrealized gains	(10,127)	(7,510)	2,617	(587)
Other	7,528	1,417	(6,111)	(1,456)
	(171,179)	(182,515)	(11,336)	(3,917)

Represented on the balance sheet as:

	2023	2022
	$	$

Deferred tax asset	(16,927)	—
Deferred tax liability	188,106	182,515
Balance, end of year	171,179	182,515

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The Company has the following unrecognized deferred tax assets:

	2023	2022
	$	$

Capital and non-capital tax losses	230,933	116,273
Mining interests and other	35,190	1,916
Mine restoration provisions	8,984	586
Long-term debt	2,775	3,615
Current assets	1,043	—
	278,925	122,390

The Company has not recognized potential deferred tax assets of $279 million (2022 - $122 million) as it is not probable that future taxable profits will be available against which the Company can utilize the potential deferred tax assets.

The change for the year in the Company’s net deferred tax liability was as follows:

	2023	2022
	$	$

Balance, beginning of year	182,515	186,432
Deferred income tax recovery	(11,336)	(3,917)
Balance, end of year	171,179	182,515

At December 31, 2023, the Company had non-capital tax losses which are not recognized as deferred tax assets. The Company recognizes the tax benefit of the non-capital tax losses only to the extent of anticipated future taxable income that can be reduced by non-capital tax losses. The gross amount of the non-capital tax losses for which a tax benefit has not been recorded are $637 million (2022 - $290 million) in Canada which expire between 2027 and 2043, and $124 million (2022 - $1 million) in Colombia of which $1 million expires between 2030 and 2034 and $123 million does not expire.

At December 31, 2023 the Company had capital losses in Canada of $317 million which have no expiry date and can be applied against future capital gains. No deferred income tax asset has been recorded with respect to these losses.

During the year ended December 31, 2023 the Company paid $239 million (2022 - $239 million) of current income tax, withholding and other taxes in cash.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

21Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the table below:

Non-cash (credits) charges:

	2023	2022
	$	$

Depreciation and depletion	402,371	383,852
Impairment (reversal of impairment) of long-lived assets (Note 10)	322,148	(909)
Deferred income tax recovery (Note 20)	(11,336)	(3,917)
Share of net income of associates (Note 11)	(19,871)	(10,183)
Write-down of mineral property interests (Note 10)	19,905	12,366
Share-based payments (Note 15)	18,174	24,676
Non-cash interest and financing expense	13,925	10,842
Change in fair value of gold stream obligation (Note 18)	12,300	—
Restructuring charges (Note 10)	12,151	—
Unrealized losses on derivative instruments (Note 17)	4,500	10,442
Loss on sale of mining interest (Note 10)	—	2,804
Other	20,694	(4,029)
	794,961	425,944

Changes in non-cash working capital:

	2023	2022
	$	$

Accounts receivable and prepaids	147	(3,915)
Value-added and other tax receivables	(10,634)	3,402
Inventories	(24,331)	(50,273)
Accounts payable and accrued liabilities	(21,378)	1,188
Current income and other taxes payable	49,658	994
	(6,538)	(48,604)

Other exploration:

	2023	2022
	$	$

Fekola Mine, exploration	(3,728)	(15,214)
Masbate Mine, exploration	(3,808)	(4,759)
Otjikoto Mine, exploration	(3,863)	(3,476)
Menankoto Property, exploration	(12,262)	(8,166)
Bantako North Property, exploration	(9,523)	(8,608)
Bakolobi Property, exploration	(8,665)	(2,031)
Dandoko Property, exploration	(6,097)	(896)
Finland Properties, exploration	(7,181)	(9,962)
George Property, exploration	(5,131)	—
Goose Project, exploration	(10,595)	—
Uzbekistan Properties, exploration	(1,089)	(4,072)
Other	(4,063)	(6,445)
	(76,005)	(63,629)

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Non-cash investing and financing activities:

	2023	2022
	$	$

Common shares issued on acquisition of Sabina Gold & Silver Corp. (Note 6)	925,375	—
Fair value of B2Gold replacement options issued on acquisition of Sabina Gold & Silver Corp. (Note 6)	5,075	—
Contingent consideration on purchase of Gramalote Property (Note 10)	14,297	—
Change in current liabilities relating to mining interest expenditures	29,257	1,956
Interest on loan to non-controlling interest	4,910	4,116
Foreign exchange (losses) gains on Fekola equipment loan facility	(411)	2,716
Share-based payments, capitalized to mining interests	694	1,036
Shares issued on acquisition of Oklo Resources Limited (Note 10)	—	35,658
Share consideration received on sale of Ondundu Property (Note 10)	—	6,955
Deferred consideration on sale of Ondundu Property (Note 10)	—	3,850

22Compensation of key management

Key management includes the Company’s directors, members of the Executive Committee and members of Senior Management. Compensation to key management consisted of:

	2023	2022
	$	$

Salaries and short-term employee benefits	8,480	9,929
Share-based payments	14,692	14,276
	23,172	24,205

23Production costs by nature

	2023	2022
	$	$

Raw materials and consumables	488,965	484,466
Salaries and employee benefits	128,090	114,014
Contractors	90,488	48,235
Equipment rental	2,786	3,350
Other	52,286	45,346
Change in inventories	(6,272)	(26,135)
Capitalized to mining interests	(140,146)	(42,750)
	616,197	626,526

Salaries and employee benefits expense included in general and administrative costs were $28 million for the year ended December 31, 2023 (2022 - $28 million).

24Segmented information

The Company’s reportable operating segments for 2023 include its mining operations and development projects, namely the Fekola, Masbate and Otjikoto mines and the Goose Project. It also includes the Fekola Regional properties which are in the exploration & evaluation stage. The Fekola Regional segment includes the Bantako North, Menankoto, Dandoko and Bakolobi properties. Results from operating segments from 2022 have been restated to remove the results of the Fekola Regional segment from the Other Mineral Properties segment. The Other Mineral Properties segment consists of the Company’s interests in mineral properties which are at various stages of exploration and evaluation, including the Company's interest in the Gramalote Project, as well as the Company's equity accounting for its investment in it's associate Calibre. The “Corporate and Other” segment includes corporate operations.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The Company’s segments are summarized in the following tables:

	2023
	Fekola Mine	Fekola Regional	Masbate Mine	Otjikoto Mine	Goose Project	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$

External gold revenue	1,143,781	—	372,902	417,589	—	—	—	1,934,272
Production costs	333,215	—	160,952	122,030	—	—	—	616,197
Depreciation & depletion	214,533	1,267	79,423	107,148	—	—	2,000	404,371
Impairment of long-lived assets	159,317	46,349	—	—	—	116,482	—	322,148
Write-down of mining interests	—	—	—	—	—	19,905	—	19,905
Current income tax, withholding and other taxes	192,462	—	22,813	75,713	—	(1,000)	93	290,081
Net income (loss)	122,008	(45,173)	64,897	85,293	(2,687)	(107,426)	(75,324)	41,588
Capital expenditures	302,670	92,522	33,950	64,926	292,934	23,843	242	811,087
Total assets	1,342,500	250,729	739,506	414,383	1,479,754	384,530	263,217	4,874,619

	2022
	Fekola Mine	Fekola Regional	Masbate Mine	Otjikoto Mine	Goose Project	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$

External gold revenue	1,067,482	—	384,714	280,394	—	—	—	1,732,590
Production costs	326,529	—	177,705	122,292	—	—	—	626,526
Depreciation & depletion	215,664	—	88,834	79,354	—	6	2,613	386,471
Reversal of impairment of long-lived assets	—	—	—	—	—	(909)	—	(909)
Write-down of mining interests	—	—	313	—	—	12,053	—	12,366
Current income tax, withholding and other taxes	196,499	—	24,676	26,512	—	124	—	247,811
Net income (loss)	231,587	(10,125)	71,252	33,844	—	(9,182)	(30,653)	286,723
Capital expenditures	132,836	46,011	44,287	82,572	—	44,102	174	349,982
Total assets	1,456,040	208,714	755,297	439,051	—	341,005	481,126	3,681,233

The Company’s mining interests are located in the following geographical locations:

	2023	2022
	$	$
Mining interests
Canada	1,509,289	26,820
Mali	1,131,343	1,159,931
Philippines	533,781	577,039
Namibia	264,747	306,718
Colombia	66,184	145,855
Finland	32,954	22,523
Burkina Faso	21,087	21,087
Other	4,105	14,757
	3,563,490	2,274,730

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

25Commitments

As at December 31, 2023, the Company had the following commitments (in addition to those disclosed elsewhere in these financial statements):

•For payments of $40 million for underground development, $11 million for mobile equipment, $9 million related to the solar plant expansion, $2 million related to plant and powerhouse maintenance, $1 million related to mobile equipment rebuilds, $1 million for the tailings storage facility expansion and $5 million for other capital projects at the Fekola Mine, all of which is expected to be incurred in 2024.
•For payments of $51 million for construction activities at the Goose Project, all of which is expected to be incurred in 2024.
•For payments of $2 million for mobile equipment for Fekola Regional pre-development, all of which is expected to be incurred in 2024.
•For payments of $5 million for mobile equipment at the Masbate Mine, all of which is expected to be incurred in 2024.

26Subsequent event

Subsequent to December 31, 2023, on January 23, 2024, the Company entered into a series of prepaid gold sales with a number of its existing lenders. Under the terms of the prepaid gold sales, the Company will receive an upfront payment of $500 million, based on gold forward curve prices averaging approximately $2,191 per ounce, in exchange for equal monthly deliveries of gold from July 2025 to June 2026 totaling 264,775 ounces. Gold deliveries can be from production from any of the Company’s operating mines and the Gold Prepay can be settled prior to maturity through accelerated delivery of the remaining deliverable gold ounces.